March 10, 2021

BT DE INVESTMENTS INC.

and

ORGANIGRAM INC.

COLLABORATION AGREEMENT

Herbert Smith Freehills LLP

1

2

THIS AGREEMENT is made on March 10, 2021.

BETWEEN:

(1) BT DE INVESTMENTS INC., a company incorporated and registered in the State of Delaware and whose offices are located at 103 Foulk Road, Suite 111, Wilmington, Delaware 19803 ("BAT"); and

(2) ORGANIGRAM INC., a company incorporated and registered in Canada (with corporation number 668961 and business number 822317442 RC0001) and whose registered office is at 35 English Drive, Moncton, NB E1E 3X3, New Brunswick, Canada ("OGI"),

each of which is referred to in this Agreement as a "Party" or, together, the "Parties".

RECITALS:

(A) The Parties wish to collaborate in the research and development of Future Cannabis Products (as defined below) and have agreed to do so via the PDC (as defined below), on the terms set out herein.

(B) The purpose of the PDC will be:

(i) to undertake the Development Activities (as defined below);

(ii) for each Party to gain access to, and a licence of, the other Party's rights to the Background IP (as defined below), for the purposes of undertaking the Development Activities; and

(iii) to provide to each Party access to, and a licence of, the other Party's rights to the Background IP and the PDC Developed Foreground IP (as defined below) for Exploitation (as defined below), according to the terms of the Background IP Licence and the PDC Developed Foreground IP Licence (as each term is defined below), in each case on the terms and subject to the conditions set out in this Agreement, the Background IP Licence and the PDC Developed Foreground IP Licence.

(C) BAT and OGI Holdings (as defined below) entered into the Investor Rights Agreement and the Subscription Agreement (as each term is defined below).

(D) The Parties have each agreed to contribute their respective expertise and Know-How with respect to the PDC, on the terms set out herein.

(E) Each Party has agreed to grant to the other Party a licence of its respective rights to the Background IP, on the terms of the Background IP Licence.

(F) To reflect the shared and equal development of the PDC Developed Foreground IP and to create a framework resembling that arrangement to the extent possible, the Parties have agreed that BAT shall own the PDC Developed Foreground IP and shall grant to OGI a licence of the PDC Developed Foreground IP, on the terms of the PDC Developed Foreground IP Licence.

IT IS AGREED as follows:

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

Each of the following words and expressions has the following meanings, unless expressly stated otherwise:

"Acquired Background IP" has the meaning given to it in the Background IP Licence;

"Agreement" means this Agreement;

"Annual Partner Funds" means the amount allocated in the PDC Budget as the responsibility of a particular Party, in respect of the applicable financial year;

"Applicable  Law(s)" means all laws, regulations, regulatory requirements and authorisations, directives, statutes, subordinate legislation, common law and civil codes of any jurisdiction, all judgments, orders, notices, instructions, decisions and awards of any court or competent authority or tribunal and all codes of practice having force of law, statutory guidance and policy notes, in each case to the extent applicable to any work carried out pursuant to this Agreement or applicable to the Parties (including each Party's Group Companies) or either of them or either Party's (or either Party's Group Companies') obligations under the Project Agreements, including the Data Protection Legislation;

"Approvals" means, together, any Marketing Authorisation(s) and/or Regulatory Approval(s);

"Background IP" means, in respect of each Party, respectively, such Intellectual Property Rights (but excluding Trade Mark Rights):

(a) that the Party, or any of the Party's Group Companies, owns or in respect of which the Party, and/or any of the Party's Group Companies, has been granted rights and, in each case, may freely and without cost, consent, authorisation, notification, obligation or any other obligation, requirement or restriction, sub-licence (excluding Acquired Background IP); or

(b) creates or develops, or is created or developed on its behalf, during the Term, that is divisible from and separate to the PDC Developed Foreground IP; and

in each case, are necessary and required by the other Party (or any of that Party's Group Companies or Representatives) solely for the purposes of the Development Activities;

"Background IP Licence" means the Background IP Licence entered into between BAT and OGI, on the Effective Date, as set out in Schedule 8;

"BAT Competitor" means each of the entities listed in Part 1 of Schedule 7, as may be reviewed in good faith and updated by mutual written agreement between the Parties (which shall not be by email), from time to time, in accordance with the terms of this Agreement;

"BAT Party" means any of BAT's Group Companies and/or any of BAT's permitted Representatives;

"Board Representative" means each individual specified in Clause 7.25, together being the "Board Representatives";

"Business Day" has the meaning given to it in the Subscription Agreement;

"Cannabis Oral Products" means:

(a) any delivery platform that is designed for:

(i) [Redacted]

(ii) [Redacted]

and in which substance the dominant active ingredient is cannabis or a cannabis extract (including, for the avoidance of doubt, all cannabinoids and hemp extracts), including:

(iii) [Redacted]; and

(iv) [Redacted]; and

(b) any related consumables and accessories;

"Cannabis Vapour Products" means:

(a) [Redacted]:

(i) [Redacted]; and

(ii) [Redacted]; and

(b) any related consumables and accessories;

"Claim" has the meaning given to it in Clause 15.4;

"Commercialisation Activities" means product stewardship, product and consumer testing, the application for, obtaining and other activities required in relation to Approvals, manufacture for sale, brand marketing, trade marketing, distribution, import, export, supply, offer for sale, sale, provision of product support and other commercialisation activities in relation to Future Cannabis Products, including arranging for any of these activities to be carried out by a Group Company or other permitted Representative;

"Commercially Reasonable Efforts" of a Party (or a Party's Group Companies) shall mean such efforts as a reasonable and prudent party, acting properly in its own commercial interest and applying its mind to its contractual obligations, would take to attempt to fulfil an obligation, but shall not include any obligation on that Party (or a Party's Group Companies) to pay cash or other value to a third party, to incur incremental costs or to take any such steps which may be commercially detrimental to that Party (or a Party's Group Companies), in any way;

"Competing Activities" means:

(a) [Redacted]

(b) [Redacted]

"Competitor" means, with respect to OGI, an OGI Competitor and, with respect to BAT, a BAT Competitor;

"Confidential Information" of a Party means all confidential information, Know-how or other information reasonably considered to be confidential because it is deemed to be secret and has been subject to reasonable steps to keep it secret (and whether in writing or otherwise and no matter in what form or what medium held or generated, recorded or preserved) disclosed by or on behalf of such Party or any of its Group Companies or Representatives or otherwise made available to the other Party or any of its Group Companies or Representatives, whether made available orally, visually, in writing, in electronic form or by any other means, regardless of whether any of the foregoing are marked "confidential" or "proprietary", and whether before or after the date of this Agreement, in connection with this Agreement, including:

(a) the terms of this Agreement, each of the other Project Agreements and any other agreement or arrangement contemplated by this Agreement or any of the other Project Agreements;

(b) the existence, nature or status of any discussions between the Parties or between the Parties, respectively, and any of the Parties' Group Companies;

(c) any information provided by one Party (or any of a Party's Group Companies) to the other under Clauses: 8.7 or 11.5.4, in relation to Improvements;

(d) any information of whatever nature (and whether or not technical) and which relates to:

(i) financial, marketing and technical information, specifications, ideas, concepts, technology, processes and knowledge, research and development; or

(ii) the business, or any other business, finances, assets, liabilities, dealings, customers, suppliers, processes, affairs, prices, discounts, margins, current trading performance or future business strategy, of either Party, or any member of their respective Groups, from time to time; and

(e) any other information (whether or not technical) that would be regarded as confidential by a reasonable business person;

"Control" means:

(a) in the case of BAT, the beneficial ownership of twenty percent (20%) or more of the issued share capital of BAT where such term is used in reference to a change of Control in favour of a Competitor of OGI; and otherwise the beneficial ownership of more than fifty percent (50%) of the issued share capital of BAT; and

(b) in the case of OGI, the beneficial ownership of twenty percent (20%) or more of the issued share capital of OGI where such term is used in reference to a change of Control in favour of a Competitor of BAT; and otherwise the beneficial ownership of more than fifty percent (50%) of the issued share capital of OGI; or

(c) in the case of either Party, the legal power to direct or cause the direction of the general management of that Party, and controls, controlled and the expression Change of Control shall be construed accordingly;

"Costs Clauses" shall mean: (i) Clauses 9.2; 10.4 and 11.5 of this Agreement; (ii) Clauses 2.5; 5.4 and 6.2.6 of the Background IP Licence; and/or (iii) Clauses 2.6; 2.8; 4.1.2, 4.2; 4.5; 6.2.6; 6.4.5 and 6.4.7 of the PDC Developed Foreground IP Licence;

"Data Protection Legislation" means all relevant legislation and regulatory requirements in force from time to time which apply to a party relating to the use of personal data and data protection (including, without limitation, the privacy of electronic communications) and the guidance and codes of practice issued by the relevant data protection or supervisory authority and applicable to a Party (or any of a Party's Group Companies);

"Dealing" has the meaning given to it in Clause 16.2, and "Deal" shall be construed accordingly;

"Development Activities" means scientific research, product development, product stewardship and product and consumer testing related to Future Cannabis Products, pursuant to the relevant Product Development Plan;

"Disclosing Party" has the meaning given to it in Clause 14.3;

"Dispute" means any dispute, claim, controversy or difference arising out of or in connection with this Agreement, including any question regarding its existence, validity, subject matter, interpretation, negotiation, termination or enforceability, the performance of it and any dispute, claim, controversy or difference regarding any non-contractual obligations arising out of or in connection with it;

"Dispute Notice" has the meaning given to it in Clause 35.1.1;

"Effective Date" means the date of this Agreement;

"Encumbrance" means any claim, option, mortgage, pledge, lien, charge (fixed or floating), hypothecation, equity, right to acquire, right of pre-emption, right of first refusal, title retention, security interest or other agreement or arrangement which has the same or a similar effect to the granting of security;

"Existing Background IP" has the meaning given to it in Clause 19.1.4(A);

"Existing PDC Developed Foreground IP" has the meaning given to it in Clause 19.1.3;

"Exploitation" or "Exploit" means research, development, testing, conduct of clinical trials, application for and/or obtaining Approvals in relation to Future Cannabis Products and other Commercialisation Activities, including arranging for any of these activities to be carried out by a Group Company or other permitted third party;

"FDA" means the US Food and Drug Administration;

"Final Report" means the written report prepared and agreed by the PDC Steering Group at the completion of each project under the relevant Product Development Plan, as more fully described in Clause 6.2;

"Force Majeure" in relation to either Party or any of its Group Companies or Representatives means any circumstances beyond the reasonable control of that Party or any of its Group Companies or Representatives, as applicable, including, without prejudice to the generality of the foregoing, any act of God, war, riot, civil commotion, fire, explosion, flood, adverse weather, epidemic, pandemic or other natural physical disaster, strike, lockout or other form of industrial action (other than a strike, lock-out or other form of industrial action on the part of employees of the Party, Group Company or Representative concerned) or any form of Government or supra-national authority intervention;

"Funding" means all funding associated with the Product Development Plans and the Development Activities;

"Future Cannabis Products" means: (i) Cannabis Vapour Products; (ii) Cannabis Oral Products; and (iii) any other products which the Parties may mutually agree in writing, pursuant to the terms of this Agreement;

"Future Product Development Plan" has the meaning given to it in Clause 2.3;

"Group" means, in relation to a company, that company, any subsidiary or holding company from time to time of that company, and any subsidiary from time to time of a holding company of that company (and any of the same shall be a "member of the Group");

"Group Company" means any company within any Group;

"Head of the Centre of Excellence" has the meaning given to it in Clause 7.7;

"Holding company" and "subsidiary" mean a "holding company" and "subsidiary" as defined in section 1159 of the Companies Act 2006 and a company shall be treated, for the purposes only of the membership requirement contained in subsections 1159(1)(b) and (c), as a member of another company even if its shares in that other company are registered in the name of: (a) another person (or its nominee), whether by way of security or in connection with the taking of security; or (b) its nominee. In the case of a limited liability partnership which is a subsidiary of a company or another limited liability partnership, section 1159 of the Companies Act 2006 shall be amended so that: (a) references in sub sections 1159(1)(a) and (c) to voting rights are to the members' rights to vote on all or substantially all matters which are decided by a vote of the members of the limited liability partnership; and (b) the reference in section 1159(1)(b) to the right to appoint or remove a majority of its board of directors is to the right to appoint or remove members holding a majority of the voting rights;

"Improvement" means any improvement, enhancement, modification, alteration, development, translation, derivation, amendment, alteration or other change to the technology or Intellectual Property Rights that are comprised within the PDC Developed Foreground IP and which is not subject, when acquired, generated, developed, derived, conceived or first reduced to practice, to obligations of confidence to, or any other restriction on use from, any third party, or by any Applicable Law;

"Indemnified Party" has the meaning given to it in Clause 15.6;

"Indemnifying Party" has the meaning given to it in Clause 15.6.1;

"Independent Exploitation and Commercialisation Activities" means product stewardship; product and consumer testing; research; development; testing; conduct of clinical trials; application for, obtaining and other activities required in relation to Approvals; manufacture for sale; brand marketing; trade marketing; distribution; import; export; supply; offer for sale; sale; provision of product support and other commercialisation activities, in relation to products (whether Future Cannabis Products or otherwise), including  arranging for any of these activities to be carried out by a Group Company or a third party;

"Initial Product Development Plan" has the meaning given to it in Clause 2.1;

"Insolvency Event", in respect of a Party, means:

(a) the Party suspends, or threatens to suspend, payment of its debts or is unable to pay its debts as they fall due or admits inability to pay its debts or (being a company) is deemed unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986 (or equivalent Applicable Laws);

(b) the Party commences negotiations with all or any class of its creditors with a view to rescheduling any of its debts, or makes a proposal for or enters into any compromise or arrangement with its creditors other than for the sole purpose of a scheme for a solvent amalgamation of that Party with one or more other companies or the solvent reconstruction of that Party, provided that if such scheme is for the purpose of inclusion of any part of that Party's share capital on any Relevant Investment Exchange, termination shall not be permitted under Clause 18.6;

(c) a petition is filed, a notice is given, a resolution is passed, or an order is made, for or in connection with the winding-up of the Party other than for the sole purpose of a scheme for a solvent amalgamation of that Party with one or more other companies or the solvent reconstruction of that Party, provided that if such scheme is for the purpose of inclusion of any part of the Party's share capital on any Relevant Investment Exchange, termination shall not be permitted under Clause 18.6;

(d) an application is made to court, or an order is made, for the appointment of an administrator, or if a notice of intention to appoint an administrator is given, or if an administrator is appointed over the Party;

(e) a floating charge holder over the assets of the Party has become entitled to appoint or has appointed an administrative receiver;

(f) a person becomes entitled to appoint a receiver over the assets of the Party or a receiver is appointed over the assets of the Party;

(g) a creditor or encumbrancer of the Party attaches or takes possession of, or a distress, execution, sequestration or other such process is levied or enforced on or sued against, the whole or any part of its assets and such attachment or process is not discharged within fourteen (14) days;

(h) any event occurs, or proceeding is taken, with respect to the Party in any jurisdiction to which it is subject that has an effect equivalent or similar to any of the events mentioned in sub-paragraphs (a) to (h) above (inclusive); or

(i) the other Party suspends or ceases, or threatens to suspend or cease, to carry on all or a substantial part of its business;

"Intellectual Property Rights" means rights to inventions (whether patentable or not), patents, supplementary protection certificates, copyright and related rights, trade marks and service marks, trade names and domain names, rights in get-up, goodwill and the right to sue for passing off and unfair competition, rights in designs, rights in computer software, database rights, rights to preserve the confidentiality of information (including Know-how) and any other intellectual property rights and proprietary rights, including all applications for (and rights to apply for and be granted) registrations, renewals or extensions of, and rights to claim priority from, such rights, Know-how and all similar or equivalent rights or forms of protection which subsist or will subsist, now or in the future, in any part of the world;

"Investor Rights Agreement" means the Investor Rights Agreement entered into between BAT and OGI Holdings, on the Effective Date;

"Invoice" has the meaning given to it in Clause 10.5;

"IP Costs" means all reasonable external costs, fees and expenses in connection with: (i) the drafting, filing, prosecution and protection of all applications for the registration of Intellectual Property Rights or supplementary protection certificate applications comprised within the PDC Developed Foreground IP; and (ii) the maintenance and extension of all registrable Intellectual Property Rights comprised within the PDC Developed Foreground IP; and (iii) the enforcement of the PDC Developed Foreground IP in connection with this Agreement or the PDC Developed Foreground IP Licence, including:

(a) the filing and prosecution of applications for and the maintenance and renewal of patents and other registrable Intellectual Property Rights;

(b) the defence and enforcement of the Intellectual Property Rights comprised within the PDC Developed Foreground IP;

(c) proceedings before any of the Canadian Intellectual Property Office, the United States Patent and Trademark Office, the UK Intellectual Property Office, the EU Intellectual Property Office, the European Patent Office or other appropriate forum for the grant of registrable Intellectual Property Rights or any appeal tribunal therefrom in any country;

(d) professional advice on intellectual property matters relating to Intellectual Property Rights comprised within the PDC Developed Foreground IP;

(e) attorney's and agent's fees and commissions; and

(f) any other expenditure which may be agreed between the Parties from time to time,

in each case on a pure costs recovery basis, with no uplift, and excluding any internal costs, fees and expenses incurred in relation to the relevant Party's (or the relevant Party's Group Companies') employees and personnel;

"Key Project Points" means an outline description of each of the following, as a minimum, in respect of and for each proposed project comprised within any Future Product Development Plan: (i) proposed scope: (ii) project brief; (iii) key deliverables; (iv) key activities expected to be undertaken by each of the Parties, respectively, and (if required) by third parties; (v) expected timings and milestones; (vi) responsible roles; and (vii) expected costings;

"Know-how" means all Materials, know-how, trade secrets and other unpatented, technical and other information which is not in the public domain, in any form (including paper, electronically stored data, magnetic media, film and microfilm), including information comprising or relating to concepts, inventions, ideas, discoveries, data, formulae, research models, specifications, methods, research plans, processes, procedures, technical information, drawings, formulae, designs for experiments, test results or reports and results of experimentation and testing (including results of research or development), project reports, information relating to the working of any product, process, invention, improvement or development, instruction and training manuals, tables of operating conditions, information relating to research and development and planning reports and safety information, including all or any equivalent or similar rights arising or subsisting in the Territory, and any information derived from any of them together with all Intellectual Property Rights in any of the foregoing, but excluding: (i) Patents; (ii) information or data contained in submissions to Regulatory Authorities and/or otherwise relating to a Party's application for grant of and maintenance of any Approvals (save insofar as relevant to the definition of Confidential Information herein and Clauses 14 (Confidentiality) and 18.6.5, for which purposes this part (ii) shall be included within the definition of Know-how); and (iii) market forecasts, lists or particulars of customers and suppliers, sales targets, sales statistics, prices, discounts, margins, future business strategy, tenders, price sensitive information and market research reports, and noting that the fact that an item is known to the public shall not be taken to preclude the possibility that a compilation including the item, and/or a development relating to the item, is not known to the public;

"Launch" means the first commercial sale of a Product developed as part of the Development Activities in the relevant market, country or region in the Territory by a Party, any Group Company of a Party or any permitted Representative of a Party and "Launching" shall be construed accordingly;

"Licences" means, together, the Background IP Licence and the PDC Developed Foreground IP Licence;

"Marketing Authorisation" means, in respect of the Future Cannabis Products, an authorisation to place a cannabis, medicinal or healthcare product on the market in the any part of the Territory, whether centrally or nationally authorised, or any equivalent authorisation granted by any Regulatory Authority in any country or region of the Territory;

"Material Breach" has the meaning given to it in Clause 18.7;

"Materials" means compounds, fragments, proteins, biologic reagents, substances, solutions and any other chemical or biological substance and any fragments, derivatives and/or progeny thereof, pharmacological, toxicological, clinical, analytical and quality control data, clinical and non-clinical trial data, reports or summaries and information contained in submissions to and information from ethics committees and any Know-how associated with any such items;

"Minor Breach" means either Party's failure to perform or comply in any material respect with any of the following Clauses (none of which shall amount to a Material Breach):

(a) Sections 3.1 (Information Rights and Access); 3.2 (Confidentiality), in the case of a substantive breach only; 5.1 (Pre-Emptive Right); 5.2 (Top-Up Right); 6.1 (Piggyback Registration Rights); 8.1 (Standstill) or 8.2 (Transfer of Shares) of the Investor Rights Agreement;

(b) Clauses 3.1; 3.2; 3.3; 3.4; 4.1; 4.2.1; 5.2; 6.1; 7.5.4; 7.18; 7.19; 8.2; 8.3; 8.6;  8.7; 8.8; 9.2; 10.7; 10.11; 11.1; 11.3; 11.5; 11.6; 11.7; 11.9; 12.1; 14.1; 14.3; 14.5; 15.8; 28; 32; 33.1 or 33.2 of this Agreement;

(c) Clauses 5.4.2 or 5.4.3 (Protection and Maintenance of Background IP); 9.1 (Limitation of Liability); 23 (Non-Solicitation); 26 (Statements and Announcements); or 27 (Compliance with Laws and Regulations) of the Background IP Licence; or Clauses 14.1; 14.3 or 14.5 (Confidentiality) of this Agreement, as incorporated into Clause 4 (Confidentiality) of the Background IP Licence; or

(d) Clauses 4.1; 4.2 or 4.5 (Protection and Maintenance of PDC Developed Foreground IP); 6.3 or 6.4.1 (Enforcement of the PDC Developed Foreground IP); 22 (Non-Solicitation); 25 (Statements and Announcements); or 26 (Compliance with Laws and Regulations) of the PDC Developed Foreground IP Licence; or Clauses 14.1; 14.3 or 14.5 (Confidentiality) of this Agreement, as incorporated into Clause 3 (Confidentiality) of the PDC Developed Foreground IP Licence;

"Minority Shareholding" means equity securities carrying nine point nine percent (9.9%) or less of the voting and/or economic interests in a legal entity;

"Net Proceeds" means revenue earned from a Third Party Assignment by BAT (or any BAT Group Company), but excluding and after the subtraction of: (i) duty, excise and other taxes that may be applicable to any such Third Party Assignment; (ii) all IP Costs incurred by BAT (and/or any BAT Group Company) over time (both current and historic), relating to or in connection with the relevant PDC Developed Foreground IP that is the subject of the Third Party Assignment; and (iii) all costs that may have been incurred, or any sums paid to OGI, by BAT (or any BAT Group Company) to release OGI's rights in respect of the relevant PDC Developed Foreground IP that is the subject of the Third Party Assignment;

"OFAC" means the Office of Foreign Assets Control of the Department of Treasury of the United States of America;

"OGI Competitor" means each of the entities listed in Part 2 of Schedule 7, as may be reviewed in good faith and updated by mutual written agreement between the Parties (which shall not be by email), from time to time, in accordance with the terms of this Agreement;

"OGI Holdings" means Organigram Holdings Inc., a company incorporated and registered in Canada (with corporation number 969981-3 and business number 804424059RC0001) and whose registered office is at 35 English Drive, Moncton, NB E1E 3X3, New Brunswick, Canada;

"OGI Party" means any of OGI's Group Companies and/or any of OGI's permitted Representatives;

"Ordinary Meetings" has the meaning given to it in Clause 7.12;

"Patents" means:

(a) all patents, utility models, certificates of invention, applications for certificates of invention, priority patent filings and patent applications, and similar statutory rights for the protection of inventions; and

(b) any renewals, divisions, continuations (in whole or in part), or requests for continued examination of any of such patents, certificates of invention and patent applications, any and all patents or certificates of invention issuing thereon, and any and all reissuances, re-examinations, extensions, divisions, renewals, substitutions, confirmations, registrations, revalidations, revisions, and additions of or to any of the foregoing, which are comprised within PDC Developed Foreground IP;

"PDC" means the Product Development Collaboration between the Parties carried on under the terms and conditions set out in this Agreement;

"PDC Budgets" means the budgets for the expected costings related to the applicable Product Development Plan, approved by the Parties from time to time and including the Initial PDC Budget, as set out in Schedule 2;

"PDC Developed Foreground IP" means any: (i) Know-how; (ii) Intellectual Property Rights; and (ii) Improvements, that are in each case generated, developed, derived, conceived, or first reduced to practice in the course of Development Activities performed by or on behalf of either Party or both Parties, or any member of either Party's Group, pursuant to or under the terms of this Agreement, during the Term including, for clarity, any patents and patent applications relating to any territory requested by OGI under Clause 4.1.2 of the PDC Developed Foreground IP Licence;

"PDC Developed Foreground IP Licence" means the licence agreement entered into between BAT and OGI, on the Effective Date, set out in Schedule 9, pursuant to which BAT grants to OGI a licence of the PDC Developed Foreground IP, on the terms set out therein;

"PDC Mandate" means the mandate set out in Schedule 3;

"PDC Steering Group" means the committee appointed in accordance with Clause 7 of this Agreement, in order to coordinate the Development Activities;

"PDC Steering Group Member" has the meaning given to it in Clause 7.5.1; "PDC Suspension Notice" has the meaning given to it in Clause 4.5.2; "Post-Termination Competing Activities" means:

(a) [Redacted]

(b) [Redacted]

in each case, throughout the Territory;

"Product Development Plans" means the applicable Initial Product Development Plan and/or Future Product Development Plans, as approved by the Parties from time to time;

"Products" means any Future Cannabis Product or component of the same which:

(a) falls, or utilises any method or process which falls, within the scope of any of the claims of any Patents; or

(b) is made, developed or used in accordance with, embodies, incorporates or utilises, any other PDC Developed Foreground IP;

"Project Agreements" means, together: (i) the Investor Rights Agreement; (ii) the Subscription Agreement; (iii) the Background IP Licence; (iv) the PDC Developed Foreground IP Licence; and (v) this Agreement;

"Project Leader" has the meaning given to it in Clause 4.4;

"Relevant Investment Exchange" means an investment exchange recognised under Part XVIII of the Financial Services and Markets Act 2000 or the following stock markets outside the United Kingdom: the New York Stock Exchange; NASDAQ; Toronto Stock Exchange; TSX Venture Exchange; Canadian Securities Exchange; NASDAQ Canada and NEO Exchange;

"Regulatory Approval" means [Redacted]

"Regulatory Authority" means any competent governmental authority in any country or region within the Territory, including any such authority which regulates cannabis, medicines and healthcare and life sciences products, including the Medicines and Healthcare products Regulatory Agency, the European Medicines Agency, Health Canada and the FDA;

"Relevant Claim" has the meaning given to it in Clause 15.6;

"Relevant Requirements" has the meaning given to it in Clause 33.2.1;

"Representatives" means, in relation to a Party or any of its Group Companies, its or their employees, directors, officers, representatives, agents, principals, advisers, consultants, direct or indirect suppliers, permitted sub-licensees, permitted sub-contractors or other permitted third parties and/or each of their respective permitted subcontractors save that, for the purposes of: (i) Clause 33 of this Agreement; (ii) Clause 27 the Background IP Licence; and (iii) Clause 26 of the PDC Developed Foreground IP Licence (Compliance with Laws and Regulations), only, the definition of "Representatives" shall exclude suppliers and the permitted sub-contractors of permitted Representatives;

"Reserved Matters" means the non-exhaustive list of matters set out in Schedule 4, which may not be agreed, approved or decided upon by the PDC Steering Group and require the prior, written agreement and approval of both Parties, before implementation, in accordance with Clause 7.3;

"Special Meetings" has the meaning given to it in Clause 7.14;

"Standing Agenda" means an agenda to be provided in respect of each meeting of the PDC Steering Group which shall provide, as a minimum, for discussion of the topics listed in Schedule 5;

"Subscription Agreement" means the Subscription Agreement entered into between BAT and OGI Holdings, on the Effective Date;

"Term" means the indefinite duration of this Agreement, subject to the provisions of Clause 18 (Duration and Termination);

"Territory" means all regions, countries and territories of the world;

"Third Party Assignment" has the meaning given to it in Clause 16.2;

"Trade Mark Rights" means trade marks and service marks, trade names and domain names, rights in get-up, packaging and social media handles and identifiers, goodwill and the right to sue for passing off and unfair competition, including all applications for (and rights to apply for and be granted) renewals or extensions of, and rights to claim priority from, such rights and all similar or equivalent rights or forms of protection which subsist or will subsist, now or in the future, in any part of the world;

"UK" means the United Kingdom; and

"VAT" means value added tax.

1.2 References to this Agreement and other Agreements

In this Agreement, except where the context otherwise requires:

1.2.1 a reference to this Agreement includes a reference to the Schedules to it, each of which forms part of this Agreement;

1.2.2 a reference to a Clause or Schedule (other than to a schedule to a statutory provision) is a reference to a Clause or Schedule (as the case may be) of, or to, this Agreement and reference to a paragraph is to a paragraph of the relevant Schedule;

1.2.3 the contents page and headings are for convenience only and shall not affect the interpretation of this Agreement;

1.2.4 a reference to this Agreement includes this Agreement as amended or supplemented in accordance with its terms; and

1.2.5 a reference to any agreement or other instrument (other than an enactment or statutory provision) is to that agreement or instrument as from time to time amended, varied, supplemented, substituted, novated or assigned otherwise than in breach of this Agreement.

1.3 Precedence

In this Agreement, except where the context otherwise requires:

1.3.1 subject to Clause 1.3.2, to the extent that a provision of a Schedule to this Agreement conflicts with a provision of the main body of this Agreement, the relevant provision of the main body of this Agreement takes precedence; and

1.3.2 to the extent that the terms of this Agreement conflict with the provisions of any of the other Project Agreements, the terms of this Agreement take precedence, to the extent of the inconsistency, except to the extent that the applicable Project Agreement expressly and specifically states an intent to supersede this Agreement on a specific matter.

1.4 Singular, plural and gender

Words in the singular include the plural and vice versa and a reference to one gender includes other genders.

1.5 References to persons and companies

In this Agreement, except where the context otherwise requires:

1.5.1 a reference to a person includes a reference to any individual, firm, company, government, state or agency of a state, local or municipal authority or government body or any joint venture, association or partnership (whether or not having separate legal personality);

1.5.2 a reference to a company includes any company, corporation or other body corporate wherever and however incorporated or established;

1.5.3 a reference to an individual includes that individual's estate and personal representatives; and

1.5.4 a person shall be deemed to be connected with another if that person is connected with another within the meaning of section 1122 of the Corporation Tax Act 2010.

1.6 References to time periods

In this Agreement, except where the context otherwise requires:

1.6.1 a reference to a time of day is to London, United Kingdom time;

1.6.2 a reference to a day (including within the defined term "Business Day") means a period of twenty-four (24) hours ending at midnight; and

1.6.3 any period of time is calculated exclusive of the day from which the time period is expressed to run or the day upon which the event occurs which causes the period to start running.

1.7 References to legislation and legal terms

In this Agreement, except where the context otherwise requires:

1.7.1 a reference to an enactment, EU instrument or statutory provision shall include a reference to any subordinate legislation made under the relevant enactment, EU instrument or statutory provision and is a reference to that enactment, EU instrument, statutory provision or subordinate legislation as from time to time amended, modified, incorporated or reproduced and to any enactment, EU instrument, statutory provision or subordinate legislation that from time to time (with or without modifications) re-enacts, replaces, consolidates, incorporates or reproduces it;

1.7.2 a reference to any English statute or enactment includes any equivalent or analogous laws or rules in any other jurisdiction to the extent that such jurisdiction is relevant to the transactions contemplated by this Agreement; and

1.7.3 a reference to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept includes what most nearly approximates the English legal term in any jurisdiction other than England to the extent that such jurisdiction is relevant to the transactions contemplated by this Agreement.

1.8 Includes and including

In this Agreement, except where the context otherwise requires:

1.8.1 the words and phrases "includes", "including", "in particular" (or any terms of similar effect) shall not be construed as implying any limitation; and

1.8.2 general words shall not be given a restrictive meaning because they are preceded or followed by particular examples.

1.9 Writing

A reference to writing includes any modes of reproducing words in any legible form and, except where expressly stated otherwise, shall include email.

2. PRODUCT DEVELOPMENT PLANS

2.1 The Parties  have agreed  an initial programme of  work  as  described in  Schedule 1  (the "Initial Product Development Plan").

2.2 The Parties have also agreed the Initial PDC Budget, as set out in Schedule 2.

2.3 The Parties acknowledge that, as a master form of agreement, this Agreement allows (but does not oblige) the Parties to propose and agree to further and additional Development Activities from time to time during the Term, through the issuance of separate Product Development Plans (each a "Future Product Development Plan"), as a Reserved Matter, without having to re-negotiate the basic terms and conditions contained in this Agreement.

2.4 Each Future Product Development Plan shall include, as a minimum, the Key Project Points and shall be subject to, and shall be deemed to incorporate by reference, all of the terms and conditions of this Agreement, in addition to the specific details set out in the applicable Future Product Development Plan. To the extent that any terms or provisions of a Future Product Development Plan conflict with the terms and provisions of this Agreement, the terms and provisions of this Agreement shall prevail to the extent of the inconsistency, except to the extent that the applicable Future Product Development Plan expressly and specifically states an intent to supersede this Agreement on a specific matter.

3. DEVELOPMENT ACTIVITIES

3.1 [Redacted].

3.2 The Parties are jointly responsible for conducting the tasks identified in the applicable Product Development Plan and the Parties shall, in each case using their respective Commercially Reasonable Efforts, complete, or procure that any respectively relevant Group Company or permitted Representative completes, such tasks by such dates and/or within the applicable timeline set out in the applicable Product Development Plan, or otherwise within a period of time which will be agreed between the Parties in writing, in each case with all skill and care, in a good scientific manner and in accordance with the terms of this Agreement, Applicable Laws and the Regulatory Approvals.

3.3 The Parties may subcontract any work relating to the Product Development Plans to any third party, on the terms set out in this Agreement, provided that any subcontract is in accordance with Applicable Laws and the Regulatory Approvals.

3.4 Each Party agrees to use Commercially Reasonable Efforts to make available to the other Party any and all information which is required for the performance of the applicable Product Development Plans.

4. PERFORMANCE OF THE DEVELOPMENT ACTIVITIES

4.1 In respect of the Development Activities each Party agrees that it shall, using Commercially Reasonable Efforts and at its own cost (except where expressly provided otherwise in this Agreement or the applicable PDC Plan or PDC Budget):

4.1.1 apply, or procure the application of, such time, attention, resources, trained personnel and skill as may be reasonably necessary for the due and proper performance of its parts of the Development Activities; and

4.1.2 provide, or procure the provision of, all computers and other equipment and resources reasonably required to perform its parts of the relevant Development Activities, where appropriate; and hold and maintain all Regulatory Approvals necessary for it to perform the Development Activities.

4.2 Without limiting Clause 4.1, OGI agrees that it shall, at its own cost (except where expressly provided otherwise in this Agreement or the applicable PDC Plan or PDC Budget) and during the Term:

4.2.1 make available, or procure that an OGI Group Company shall make available, to BAT or any BAT Party, access to such areas of OGI's (or the OGI Group's) licensed site(s) in Canada and all work spaces and laboratories as may be reasonably necessary or required by BAT or any BAT Party, for the purposes of the Development Activities and day-to-day operations under the Product Development Plans or as may be reasonably required to comply with Applicable Laws; and

4.2.2 maintain, or procure the maintenance of, its licence from Health Canada in respect of its facility in Moncton, New Brunswick, Canada.

4.3 Although the Parties shall carry out the Development Activities in accordance with their respective obligations under this Clause 4 and the applicable Product Development Plan and using Commercially Reasonable Efforts to achieve the objectives of the applicable Product Development Plan, the Parties acknowledge and agree that neither Party undertakes that the Development Activities or the conduct or undertaking of any Product Development Plan will lead to any particular conclusion and nor does it guarantee a successful outcome to the Development Activities or any Product Development Plan.

4.4 [Redacted]

4.5 [Redacted]

4.5.1 [Redacted]

4.5.2 [Redacted]

5. PERSONNEL

5.1 Each Party shall be responsible for the selection and allocation of personnel to perform its parts of the Development Activities.

5.2 Each Party shall ensure that its personnel are suitable and willing to carry out the obligations set out in the Product Development Plans, and shall ensure that the personnel have the appropriate skills and sufficient availability and capacity to perform such obligations, and that they perform their obligations with all due care and diligence, in a professional and ethical manner and in accordance with Applicable Laws, the Regulatory Approvals and other guidelines which may be agreed from time to time between the Parties.

6. RECORD-KEEPING AND REPORTING

6.1 [Redacted]:

6.1.1 [Redacted]

(A) [Redacted]

(B) [Redacted]

(C) [Redacted]

6.1.2 [Redacted]

6.2 [Redacted]

7. PDC STEERING GROUP Establishment

7.1 [Redacted]

Mandate

7.2 Subject to Clause 7.3 and save with respect to the Reserved Matters, the PDC Steering Group shall operate in accordance with the PDC Mandate.

7.3 Notwithstanding Clause 7.2, the PDC Steering Group shall not be entitled to decide upon, approve and/or agree any of the Reserved Matters, which require the prior, written agreement and approval of both Parties, before implementation.

7.4 The PDC Steering Group shall be entitled to make amendments to the Product Development Plans under the terms of Clause 7.2 and subject to Clause 7.3. Save where otherwise provided in this Agreement, the PDC Steering Group shall have no authority to amend this Agreement, and no decision or conduct of the PDC Steering Group shall be deemed to constitute an amendment or waiver under this Agreement.

Number of members

7.5 The PDC Steering Group shall comprise six (6) representatives (or their nominated alternatives):

7.5.1 three (3) of whom will be appointed by BAT (or by a Group Company or Companies of BAT) and three (3) of whom will be appointed by OGI (each being a "PDC Steering Group Member"); and

7.5.2 each Party shall be entitled, subject to the approval of the other Party (not to be unreasonably withheld, conditioned or delayed), to change its PDC Steering Group Members on giving not less than thirty (30) calendar days' notice in writing to the other Party, provided that:

7.5.3 no PDC Steering Group Member shall be employed or otherwise have any connection with a Competitor of either Party;

7.5.4 each PDC Steering Group Member shall be appropriate for the primary function of the PDC Steering Group from time to time, in terms of their seniority, availability, function in their respective organisation, training and experience; and

7.5.5 each Party shall ensure that it arranges for an appropriate individual with expertise in intellectual property rights to attend any applicable meetings of the PDC Steering Group at which it considers that guidance on specialist matters relating to intellectual property rights will be required;

[Redacted]

7.6 [Redacted]

[Redacted]

7.7 [Redacted]

Proxies

7.8 Each PDC Steering Group Member may appoint a proxy to attend a meeting of the PDC Steering Group in their place if they are unable to attend due to illness, holiday or some other short term commitment.

7.9 Notice of an intention to appoint a proxy must be circulated by the PDC Steering Group Member in question to the remaining PDC Steering Group Members not less than twenty- four (24) hours in advance of the proposed PDC Steering Group meeting date and time or, if the event preventing the PDC Steering Group Member from attending the meeting occurs within this twenty-four (24) hour period, the PDC Steering Group Member shall give as much notice as they are able to, in the circumstances.

7.10 The provisions of this Clause 7 and the remainder of this Agreement, as applicable, apply to proxies as they do to PDC Steering Group Members.

[Redacted]

7.11 [Redacted]

[Redacted]

7.12 [Redacted]

7.13 The PDC Steering Group shall meet at such other times as may be necessary or reasonably requested by either of the Parties.

7.14 [Redacted]

7.15 [Redacted]

7.16 [Redacted]

7.17 The PDC Steering Group Chair is responsible for taking minutes of any decisions made at any meeting of the PDC Steering Group.

7.18 The PDC Steering Group Members shall, as a minimum, discuss fully and give proper consideration to each agenda item during each and every meeting of the PDC Steering Group. Each PDC Steering Group Member shall use their reasonable efforts to answer, either during the meeting or, if necessary, after the meeting, any questions that the other PDC Steering Group Member(s) or other Party's representatives may pose during a meeting of the PDC Steering Group.

7.19 [Redacted]

[Redacted]

7.20 [Redacted]

[Redacted]

7.21 [Redacted]

7.22 [Redacted]

[Redacted]

7.23 [Redacted]

7.24 [Redacted]

[Redacted]

7.25 [Redacted]

7.26 [Redacted]

8. PROVISION OF TECHNICAL AND OTHER ASSISTANCE

8.1 Any information disclosed under this Clause 8 shall be used by the applicable Party solely for the purpose of carrying out the Development Activities during the Term.

8.2 Each Party will use Commercially Reasonable Efforts to provide to the other Party (or procure such provision of) the Materials specified in the applicable Product Development Plans or which a Party notifies the other Party it requires to undertake the tasks and obligations within the Development Activities assigned to it and shall grant to the other Party a non-exclusive, perpetual, non-transferable, royalty-free licence to use the Materials solely for the purposes of the Development Activities for the Term, subject to the terms and conditions set out in Clauses 14 (Confidentiality) and 18 (Duration and Termination) and the Licences, as applicable.

8.3 Each Party shall comply with any Applicable Laws, any applicable Regulatory Approvals and any written instructions issued by the other Party with respect to the storage, handling, transportation, use and/or disposal of such Materials. Without limitation to the foregoing, the other Party shall keep the Materials in a secure environment, protected against theft, damage, loss, misuse and unauthorised access and in compliance with any security or storage requirements specified by the other Party or in the applicable Product Development Plan.

8.4 Each Party's rights to use the Materials shall cease at the end of the Term, in accordance with Clause 18 (Duration and Termination) and each Party shall return to the other Party or at the other Party's direction destroy all remaining Materials and shall certify in writing that the same has been done.

8.5 Each Party acknowledges that the other Party's Materials are supplied on an "as is" basis. To the maximum extent permitted at law, all representations, undertakings, warranties, terms and conditions that might but for this Clause 8.5 have been implied or incorporated into this Agreement with respect to the Materials, whether by statute, common law or otherwise, are expressly excluded (including any implied terms that the Materials are of satisfactory quality and/or fit for purpose).

8.6 As soon as reasonably possible following its identification in each case, during the Term, each Party shall disclose and make available to the other Party:

8.6.1 such of that Party's Background IP, for the purposes of the Development Activities (using Commercially Reasonable Efforts to do so); and

8.6.2 in the form of reports to the PDC Steering Group, all PDC Developed Foreground IP, as it arises.

8.7 If either Party makes, creates, develops, devises or discovers any Improvement during the Term, such Party shall, to the extent that it is not prohibited by law or by any obligation to any other person (other than to a Group Company), promptly notify the other Party in writing giving details of the Improvement, and shall, if the other Party so requests, provide such further information as is reasonably required to be able to evaluate the Improvement effectively.

8.8 In the event that one Party's personnel visit the other Party's premises or a location determined by the other Party, such personnel shall be furnished by the other Party with suitable facilities, services, equipment, tools and appropriate training, as applicable, to enable proper and efficient performance of the first Party's duties.

8.9 Any of a Party's personnel sent to the other Party's premises to provide technical or other assistance in accordance with Clause 8.8 shall not be considered for any purpose to be employees, agents or representatives of the other Party nor shall they assume any responsibility for the work they carry out, save as specified in Clause 5.2.

9. APPROVALS

9.1 [Redacted]

9.2 [Redacted]

9.3 [Redacted]

9.4 [Redacted]

10. FUNDING AND INVOICING

10.1 All Funding shall be provided by the Parties on an equal basis unless otherwise agreed in writing between the Parties, as set out and agreed in the PDC Budgets.

10.2 No Party will be required to provide funding in excess of the Annual Partner Funds.

10.3 [Redacted]

10.4 Except to the extent otherwise provided for in the applicable PDC Budget, or any of the Project Agreements, each Party shall be responsible for its own costs incurred in connection with the PDC, including all costs of labour and relevant employees. Where this is not provided for in the applicable PDC Budget, or the Project Agreements, the Parties shall discuss and agree in advance of the commencement of and, where necessary, during any project or task which forms part of the PDC, their respective responsibilities for the costs of materials and samples, and any costs relating to the procurement or conversion of machinery or equipment.

10.5 [Redacted]

10.6 [Redacted]

10.7 In respect of each Invoice issued by one Party to the other Party, the receiving Party may, in its discretion:

10.7.1 [Redacted]

10.7.2 [Redacted]

10.8 [Redacted]

Foreground IP and OGI use such Credits during the Term, fifty percent (50%) of the portion of the refundable SR&ED investment tax credits earned (or, if non-refundable, fifty percent (50%) of the utilisation benefit derived by OGI) shall be credited to BAT within the earlier of: (a) forty-five (45) calendar days of cash receipt by OGI; or (b) within twelve (12) months of the fiscal year end date.

10.9 Payments made under this Agreement are inclusive of VAT and any other taxes and duties.

10.10 Each Party shall be solely responsible for all taxes, national insurance or other withholdings or contributions which may be payable as a result of the receipt of any monies paid or payable to it in respect of the Development Activities.

10.11 Subject to a Party's rights to credit under Clause 10.7, if a Party fails to make any payment due to the other Party under this Agreement by the due date for payment, then the defaulting Party shall pay interest on the overdue amount at the rate of three percent (3%) per annum above the base rate of Barclays Bank PLC from time to time. Such interest shall accrue on a daily basis from the due date until actual payment of the overdue amount, whether before or after judgment. The defaulting Party shall pay the interest together with the overdue amount.

10.12 Save as expressly provided in this Clause 10, all amounts due under this Agreement shall be paid in full without any set-off, counterclaim, deduction or withholding (other than any deduction or withholding of tax as required by Applicable Laws).

11. INTELLECTUAL PROPERTY RIGHTS

11.1 In accordance with and subject to Clauses 8.6.1 and the remainder of this Clause 11, each Party shall give full disclosure to the other Party of all of its Background IP.

11.2 All Background IP (and rights to Background IP) is/are and shall remain the exclusive property of the Party owning it (or, where applicable, the Group Company or third party from whom that Party's right to use the Background IP has derived) and nothing in this Agreement or the Licences shall operate to transfer the ownership (whether legal or beneficial) of any Background IP of one Party (or any of one Party's Group Companies or any third parties) to the other Party.

11.3 Each Party has agreed to grant to the other Party a licence of its rights to the Background IP, on the terms and subject to the conditions set out in the Background IP Licence.

11.4 The Parties hereby agree that all rights, title and interest in and to the PDC Developed Foreground IP shall be owned by (and, to the extent required, assigned and transferred to) BAT, for the full duration of such rights in the Territory, and that BAT shall grant to OGI a licence of the PDC Developed Foreground IP, on the terms and subject to the conditions set out in the PDC Developed Foreground IP Licence. Without limiting the foregoing, OGI hereby irrevocably assigns, and will assign (or procure the assignment), to BAT, its successors and assigns, all right, title and interest in and to the PDC Developed Foreground IP, including all Intellectual Property Rights therein.

11.5 OGI shall, or shall procure that its applicable Group Companies shall:

11.5.1 at BAT's cost, execute all documents and assignments and do all such things as may be reasonably necessary to establish or perfect BAT's title to the PDC Developed Foreground IP or to register BAT as the owner of such registrable rights; and

11.5.2 use Commercially Reasonable Efforts to procure that, so far as is legally permissible:

(A) all PDC Developed Foreground IP made, created, devised or developed by any OGI Party or which may vest in any participants in any trials or studies carried out by OGI or any OGI Party in respect of or in connection with the Development Activities shall, directly or indirectly, vest in or be assigned to BAT;

(B) all OGI Parties execute all documents and assignments and do all such things as may be necessary to establish or perfect BAT's title to such PDC Developed Foreground IP or to register BAT as the owner of such registrable rights; and

(C) take reasonable steps to enforce. and shall not waive or release, the provisions set out in this Clause 11.5.2, without the prior written consent of BAT;

11.5.3 disclose all such PDC Developed Foreground IP in writing to BAT, in accordance with Clause 8.6.2; and

11.5.4 disclose all Improvements in writing to BAT, in accordance with Clause 8.7, during the Term. For the avoidance of doubt, in the event this Agreement is terminated pursuant to Clause 18 (Duration and Termination), this obligation on the OGI Parties will come to an end and, following termination, no OGI Party will be obliged to: (i) disclose any Improvements to BAT; or (ii) grant an exclusive licence or assign to BAT its rights (in whole or in part) to any Improvements it makes thereafter, as BAT's licensee.

11.6 During the Term, BAT shall, or shall procure that its applicable Group Companies shall, use Commercially Reasonable Efforts to procure that, so far as is legally permissible:

11.6.1 all PDC Developed Foreground IP made, created, devised or developed by any BAT Party or which may vest in any participants in any trials or studies carried out by BAT or any BAT Party in respect of or in connection with the Development Activities shall, directly or indirectly, vest in or be assigned to BAT, and that BAT is duly authorised to grant to OGI a licence of such rights, as contemplated under the Project Agreements;

11.6.2 BAT or BAT's Group Companies and/or Representatives execute all documents, assignments or licences and do all such things as may be necessary to establish or perfect BAT's title or rights to such PDC Developed Foreground IP or to register BAT as the owner of such registrable rights; and

11.6.3 take reasonable steps to enforce, and shall not waive or release, the provisions set out in this Clause 11.6, without the prior written consent of OGI.

11.7 To the full extent permissible by Applicable Laws, each Party shall procure from its Group Companies and its (or any of its Group Companies') respective Representatives (including, in the case of OGI, from OGI Representatives) irrevocable waivers of all non-assignable rights, including moral rights arising as a result of the Development Activities (including any such rights in and to the Future Cannabis Products or the PDC Developed Foreground IP), in favour of BAT, its successors and assigns.

11.8 Confidential Information provided by either Party to the other Party under this Clause 11 shall be subject to the provisions of Clause 14 (Confidentiality).

11.9 Each Party shall refrain from any action prejudicial to the subsistence of the Background IP and/or PDC Developed Foreground IP and from action prejudicial to the assignments in Clause 11.5.1 of this Agreement, without prejudice to its right to challenge the validity of any such Background IP and/or PDC Developed Foreground IP.

11.10 The Parties will use Commercially Reasonable Efforts (including by conducting searches of all relevant public registers), during the course of the Development Activities, to ensure that the Parties' use of the PDC Developed Foreground IP will not infringe the rights of any third party.

12. COMMERCIALISATION

12.1 Each Party and its respective Group Companies may Exploit Future Cannabis Products and/or the PDC Developed Foreground IP:

12.1.1 with complete commercial freedom, at their discretion and as they see fit; and

12.1.2 under any of their own respective Trade Mark Rights, in each case subject to the terms of Clauses 14 (Confidentiality), 16 (Assignment and Other Dealings), 17 (Restrictive Covenants), 18 (Duration and Termination), 19 (Effect of Termination) of this Agreement and as such applicable Clauses have been incorporated by reference into each of the Licences and provided that:

12.1.3 each Party (and its respective Group Companies, where applicable) shall comply with all Applicable Laws and Approvals in respect of the same;

12.1.4 each Party (together with its respective Group Companies, where applicable) shall take the sole commercial and legal risk in respect of its Independent Exploitation and Commercialisation Activities; and

12.1.5 each Party (together with its respective Group Companies, where applicable) is individually responsible for and shall take the sole commercial and legal risk in respect of its use of the other Party's Background IP and the PDC Developed Foreground IP in connection with the Development Activities and its Independent Exploitation and Commercialisation Activities.

12.2 [Redacted]

13. WARRANTIES

13.1 Each of the Parties warrants that as at the Effective Date, and throughout the Term, it has and shall have, full power and authority to carry out the actions contemplated under this Agreement, and the Licences, or to procure their carrying out, and that its entry into and performance under the terms of this Agreement and the Licences, including that it holds all required Approvals and will not cause it to be in breach of any obligations to a third party.

13.2 BAT warrants that:

13.2.1 it holds or, to the extent applicable, has secured from applicable BAT Group Companies such rights as are required to allow it to perform its obligations under this Agreement and each of the Licences and that it will not, throughout the Term, take any steps which prevent it from being able to do so (save as otherwise expressly permitted under the terms of this Agreement); and

13.2.2 it holds or, to the extent applicable, has secured from applicable BAT Group Companies, such rights as are required to grant to OGI the licensed rights under each of the Licences, and it has not granted, and is not under any obligation to grant, to any third party any licence, lien, option, Encumbrance, or other contingent or non-contingent right, title, or interest in or to the Background IP or the PDC Developed Foreground IP, that conflicts with the licences granted to OGI under either of the Licences (save as otherwise expressly permitted under the Licences, or either of them).

13.3 OGI warrants that:

13.3.1 it holds or, to the extent applicable, has secured from applicable OGI Group Companies such rights as are required to allow it to perform its obligations under this Agreement and each of the Licences and that it will not, throughout the Term, take any steps to prevent it from being able to do so (save as otherwise expressly permitted under the terms of this Agreement); and

13.3.2 it holds or, to the extent applicable, has secured from applicable OGI Group Companies, such rights as are required to grant to BAT the licensed rights under the Background IP Licence, and it has not granted, and is not under any obligation to grant, to any third party any licence, lien, option, Encumbrance, or other contingent or non-contingent right, title, or interest in or to the Background IP or the PDC Developed Foreground IP, that conflicts with the licences granted to BAT under either of the Licences (save as otherwise expressly permitted under the Licences, or either of them).

13.4 Nothing in this Agreement shall constitute any representation or warranty by either Party that:

13.4.1 any Background IP or PDC Developed Foreground IP is valid or relevant to the Future Cannabis Products or the Development Activities;

13.4.2 any application for registration of any Background IP or PDC Developed Foreground IP shall proceed to grant or, if granted, shall be valid; or

13.4.3 the exercise by either Party of the rights granted to each of them, respectively and as applicable, in the Licences will not infringe the rights (including Intellectual Property Rights) of any person.

13.5 Except where expressly provided otherwise in any of the Project Agreements, neither Party, nor any of a Party's Group Companies, shall be under any obligation:

13.5.1 to file, prosecute, maintain or extend any Background IP or PDC Developed Foreground IP; or

13.5.2 to prosecute or defend any legal proceedings, whether for infringement or otherwise, in respect of any Background IP or PDC Developed Foreground IP.

14. CONFIDENTIALITY

14.1 Each Party shall comply with applicable industry best practice for data security and maintaining confidentiality and shall take appropriate measures to maintain confidentiality in respect of any Background IP or PDC Developed Foreground IP that it makes available to any permitted third party for any permitted reason (including for the purposes of any permitted licence arrangement or Exploitation), in accordance with the terms of this Agreement.

14.2 Each Party shall, and shall procure that their Group Companies and Representatives shall, before and after the expiry or termination of this Agreement:

14.2.1 keep the Confidential Information of the other Party confidential and not disclose such Confidential Information to any third party except as permitted by Clauses 14.3 and 14.4; and

14.2.2 use the Confidential Information only for the purposes of exercising or performing its rights and obligations under this Agreement or any of the other Project Agreements and any other agreement or arrangement contemplated by the Project Agreements;

Disclosure to Representatives

14.3 Subject to Clause 14.4, Clause 14.2 shall not prevent a Party (the "Disclosing Party") from disclosing any Confidential Information to any of its Group Companies or Representatives to the extent reasonably required for purposes connected with this Agreement, any of the other Project Agreements or any other agreement or arrangement contemplated by the Project Agreements, provided that the Disclosing Party:

14.3.1 informs the Group Companies or Representatives concerned of the confidential nature of the Confidential Information; and

14.3.2 procures that the Group Companies or Representatives concerned observe the restrictions contained in this Clause 14.

Permitted disclosures

14.4 Clause 14.2 shall not prevent a Disclosing Party or its Group Companies or Representatives from disclosing any Confidential Information:

14.4.1 pursuant to the terms of this Agreement;

14.4.2 subject to Clause 14.5:

(A) if the other Party has given prior written approval to the disclosure;

(B) that was known or available on a non-confidential basis to a Party or any of its Group Companies or Representatives before it was disclosed to it by the other Party or any of its Group Companies or Representatives;

(C) which is disclosed to the Disclosing Party or the relevant Representative by a third party who is not in breach of any undertaking or duty as to confidentiality whether express or implied;

(D) to the extent required by either Applicable Law or for the purposes of arbitral or judicial proceedings arising out of or in connection with this Agreement, any of the other Project Agreements or any other agreement or arrangement contemplated by the Project Agreements;

(E) a Party is required to disclose by law, court order or any governmental or regulatory authority (including, for example, any disclosure required by any Regulatory Authority when applying for an Approval or by any relevant intellectual property registry), provided that, to the extent it is legally permitted to do so, it gives the other Party as much notice of such disclosure as possible and takes into account the reasonable requests of the other Party in relation to the content of such disclosure;

(F) a Party is required to disclose by the regulations of any stock exchange or regulatory or supervisory authority to which the Disclosing Party or the relevant Representative is subject (whether or not having the force of law but, if not having the force of law, being of a type with which persons to which it applies are accustomed to comply);

(G) a Party is required to disclose to any tax authority to the extent reasonably required for the purposes of the tax affairs of the Party concerned or a member of its Group;

(H) a Party is required to disclose in order to effect, or take the benefit of, Clause 2.5 of the Background IP Licence and/or Clauses 2.6 or 2.7 of the PDC Foreground IP Licence, subject to the terms of Clause 2.6 of the Background IP Licence and Clause 2.9 of the PDC Developed Foreground IP Licence, as applicable; or

(I) which is information contemplated in Clause 16.2 that a prudent prospective purchaser of the relevant rights might reasonably require to know and which is disclosed to any such person pursuant to bona fide negotiations for the contemplated transaction, and for this purpose "bona fide negotiations" shall mean negotiations for an arm's length sale to such a prudent prospective purchaser, provided that:

(1) before any information is disclosed, the intended recipient of such information shall have given a confidentiality undertaking (in terms which are no less strict than this Clause 14) to the Disclosing Party; and

(2) before any information is disclosed, the Disclosing Party shall have given notice to the other Party specifying the information which is to be disclosed and taken such steps as the other Party may reasonably require in order to enable it to mitigate the effects of, or avoid the requirements for, any such disclosure;

(3) and further provided that no information shall be disclosed pursuant to this Clause 14.4.2 to any Competitor of either Party, without the prior written consent of the other Party;

14.4.3 which is, or becomes available, in the public domain otherwise than by:

(A) breach by the Disclosing Party of this Agreement;

(B) failure by any of the Disclosing Party's Group Companies or Representatives to observe the restrictions contained in this Clause 14; or

(C) breach by the Disclosing Party or any of its Group Companies or Representatives of any other undertaking of confidentiality howsoever arising.

14.5 The relevant Party will immediately inform the other Party of the full circumstances of any disclosure upon becoming aware that Confidential Information has been disclosed in breach of the terms of this Agreement.

14.6 The provisions of this Clause 14 shall remain in force notwithstanding expiry or earlier termination of this Agreement.

14.7 Notwithstanding any other obligation contained in this Agreement, each Party shall be entitled to retain a copy or copies of the other Party's Confidential Information for the purposes of abiding by its legal obligations and in complying with its established document retention policies (provided that such Party shall notify the other Party in writing of such retention and shall treat such retained Confidential Information in accordance with the obligations imposed upon it by this Clause 14.

15. LIABILITY, INDEMNITY AND INSURANCE

15.1 The Parties acknowledge that the work being carried out by or on behalf of each Party as part of the Development Activities is inherently unpredictable and, provided that it has complied with its relevant obligations under each of the Project Agreements, neither Party shall have any liability for any failure to achieve any desired or anticipated result in relation to the Development Activities.

15.2 Each Party acknowledges that:

15.2.1 the technology contemplated to be comprised within the Background IP and the PDC Developed Foreground IP is at an early stage of development;

15.2.2 any results, conclusions and statements comprised within the Background IP and/or within the PDC Developed Foreground IP cannot be guaranteed and accordingly are licensed on an "as is" basis;

15.2.3 the use and interpretation of the Background IP and PDC Developed Foreground IP requires specialist skill and knowledge;

15.2.4 it has that skill and knowledge and undertakes that it will exercise that skill and knowledge and appropriate judgment when using the Background IP and the PDC Developed Foreground IP;

15.2.5 it shall be solely responsible, as against the other Party, for any opinions, recommendations, forecasts or other conclusions made or actions taken by it or any of its Group Companies or Representatives based (wholly or in part) on the Background IP or the PDC Developed Foreground IP, unless otherwise set out in this Clause 15; and

15.2.6 it is in the best position to ascertain any likely loss it may suffer in connection with this Agreement, that it is therefore responsible for making appropriate insurance arrangements to address the risk of any such loss and that the provisions of this Clause 15 are reasonable in these circumstances.

15.3 To the fullest extent permitted by law:

15.3.1 neither Party shall be liable to the other Party for any costs, expenses, loss or damage (whether direct, indirect or consequential and whether economic or other) arising from the other Party's exercise of the rights granted to it under the Licences, provided that it has complied with its obligations under this Agreement and the Licences;

15.3.2 neither Party shall be liable to the other Party for any costs, expenses, loss or damage (whether direct, indirect or consequential and whether economic or other) arising out of the way in which the other Party, its employees, consultants or agents chooses to exercise its discretion relating to any of the activities under Clauses 9.1 or 9.4 (Approvals) or 11 (Intellectual Property Rights), provided that it has complied with its obligations under this Agreement and the Licences; and

15.3.3 notwithstanding that the Parties have agreed to share information concerning data or analyses derived from activities undertaken under the terms of this Agreement, pursuant to the terms hereof, each Party is nevertheless individually responsible for the satisfaction of its (and its Group Companies' and Representatives') own duty of care and product stewardship decisions relating to product safety and quality when conducting Commercialisation Activities (or otherwise commercialising or utilising any activities undertaken under the terms of this Agreement and the Licences). Neither Party shall be responsible or liable to the other Party, in any way, in respect of the other Party's use of any such data or analyses for the purposes of satisfying its duty of care in relation to the safety and quality of any products or technologies when conducting Commercialisation Activities (or otherwise commercialising or utilising any activities undertaken under the terms of this Agreement and the Licences);

15.3.4 any warranties, conditions and other terms implied by statute or common law are excluded from this Agreement, except as expressly provided in this Agreement.

15.4 [Redacted]

15.5 [Redacted]

15.6 [Redacted]

15.6.1 [Redacted]

15.6.2 [Redacted]

15.7 [Redacted]

15.8 [Redacted]

15.9 [Redacted]

15.10 Nothing in this Agreement shall have the effect of excluding or limiting any liability for death or personal injury caused by negligence or for fraud (including fraudulent misrepresentation).

15.11 The provisions of this Clause 15 shall remain in effect notwithstanding termination or expiry of this Agreement.

16. ASSIGNMENT AND OTHER DEALINGS

16.1 Subject to Clause 17 (Restrictive Covenants) of this Agreement and Clause 13 of the Background IP Licence (Right of First Refusal), OGI shall not, other than to an OGI Group Company, without the prior written consent of BAT (such consent not to be unreasonably withheld or delayed), assign, transfer, dispose of, create any Encumbrance in relation to or deal in any other manner with any of its rights or obligations (in whole or in part) under this Agreement and, in either case, only provided that the assignee, transferee, mortgagee, chargee or other relevant party undertakes in writing to BAT to be bound by the obligations of OGI under this Agreement. For the avoidance of doubt (and subject to the terms of the Project Agreements), this Clause 16.1 shall not affect OGI's rights to deal in any such manner with its rights in its own Background IP, nor its own rights in and to the PDC Developed Foreground IP.

16.2 [Redacted]

16.3 In the event of a Third Party Assignment, OGI shall be entitled to fifty percent (50%) of any Net Proceeds of such Third Party Assignment, to the extent that the Net Proceeds relates specifically to the PDC Developed Foreground IP, with the valuation of the Net Proceeds to be agreed between the Parties in writing or, if not agreed, to be determined by an independent accountant to be identified and agreed between the Parties.

16.4 Notwithstanding Clause 14 (Confidentiality) of this Agreement, but subject, in each case, to the obligations under Clauses 14.1; 14.3 and 14.5, either Party when assigning or dealing with any or all of its rights under this Agreement may disclose to a permitted proposed assignee, transferee, mortgagee, chargee or other relevant party any information in its possession that relates to this Agreement, the other Project Agreements or their subject matter, the negotiations relating to it and the other Party which is reasonably necessary to disclose for the purposes of the proposed assignment or other dealing, provided that no disclosure pursuant to this Clause 16.4 shall be made until notice of the identity of the proposed assignee, transferee, mortgagee, chargee or other relevant party has been given to the other Party, and takes into account the reasonable requests of the other Party in relation to such disclosure.

16.2 Each Party confirms it is acting on its own behalf and not for the benefit of any other person.

16.3 Save as otherwise permitted under this Clause 16, this Agreement shall be personal to each of the Parties but shall bind and enure to the benefit of permitted successors in title and permitted assignees of each Party. Each Party shall and shall procure that any successor or permitted assign of such Party is notified of the terms of this Agreement.

16.4 Each Party shall, and shall procure that its Group Companies shall, upon reasonable request from the other Party, execute, or use Commercially Reasonable Efforts to procure the execution of, any agreements or other instruments (including any supplement or amendment to this Agreement) which may be reasonably required in order to give effect to or perfect any permitted assignment, transfer, mortgage, charge, trust or other dealing referred to in this Clause 16.

17. RESTRICTIVE COVENANTS

17.1 Without the prior, written consent of the other Party (not to be unreasonably withheld, conditioned or delayed), neither Party shall, and each Party shall procure that none of their respective Group Companies shall, under any circumstances during the Term, engage in any Competing Activities, but shall remain free to:

17.1.1 [Redacted]

17.1.2 [Redacted]

17.1.3 [Redacted]

17.1.4 [Redacted]

17.1.5 [Redacted]

17.1.6 [Redacted]

17.2 In the event that this Agreement is terminated pursuant to Clause 18 (Duration and Termination), without the prior, written consent of the other Party (not to be unreasonably withheld, conditioned or delayed), neither Party shall, and each Party shall procure that none of their respective Group Companies shall, under any circumstances following termination of this Agreement, engage in any of the Post-Termination Competing Activities. This Clause 7.2 shall not prevent any Party from, following termination pursuant to Clause 18, undertaking the following arrangements, provided that such Party and its respective Group Companies shall continue to be prohibited from: (i) disclosing the PDC Developed Foreground IP or the other Party's Background IP to a third party; or (ii) utilising the PDC Developed Foreground IP or the other Party's Background IP in connection with any such arrangement, except as permitted under the Background IP Licence or the PDC Developed Foreground IP Licence (as applicable):

17.2.1 [Redacted]

17.2.2 [Redacted]

17.2.3 [Redacted]

17.2.4 [Redacted]

17.2.5 [Redacted]

17.3 [Redacted]

17.4 [Redacted]

17.5 Subject to Clauses 17.2 and 17.3 (save as otherwise expressly permitted by this Agreement, the Background IP Licence and/or the PDC Developed Foreground IP Licence), without the prior, written consent of the other Party, neither Party shall assign, licence, sub-licence, sub- contract, create any Encumbrance in relation to, or otherwise dispose of:

17.5.1 any of its (or any of its Group Companies') rights or obligations under this Agreement, the Background IP Licence and/or the PDC Developed Foreground IP Licence; or

17.5.2 its rights (in whole or in part) in relation to: (i) the Background IP; (ii) the PDC Developed Foreground IP; or (iii) the Products, or any part thereof,

to a Competitor of the other Party, nor enter into any joint venture or other similar arrangement with a Competitor of the other Party in relation to: (i) the PDC Developed Foreground IP; or (ii) the Products, or any part thereof. For the purpose of this Clause 17.5, a Change of Control transaction shall be deemed to be an assignment. Each Party shall procure that the restrictions in this Clause 17.5 apply to its Group Companies.

18. DURATION AND TERMINATION

18.1 This Agreement shall come into force on the Effective Date and, unless terminated earlier in accordance with this Clause 18, shall remain in force for the Term.

No fault termination

18.2 Without prejudice to any rights that have accrued under the Project Agreements (or any of them) or any of their respective rights or remedies, the Parties may terminate this Agreement immediately:

18.2.1 in the event that both Parties jointly decide to end their mutual collaboration via the PDC and under this Agreement; or

18.2.2 upon the conclusion of all tasks and agreed milestones set out under the Initial Product Development Plan and in the event that the Parties choose not to renew the PDC or enter into any new agreement or arrangement under a Future Product Development Plan, in each case by mutual decision of the Parties recorded in writing and signed by representatives of both Parties.

18.3 Without prejudice to any rights that have accrued under this Agreement or any of the Party's respective rights or remedies, either Party may terminate this Agreement immediately or upon receipt of the PDC Suspension Notice in the event that the Parties choose not to renew the PDC.

Termination by either Party for Minor Breach that is remediable

18.4 Without prejudice to any rights that have accrued under the Project Agreements (or any of them) or any of the Party's respective rights or remedies, either Party may terminate this Agreement immediately in the event that the other Party commits a Minor Breach of any of the Project Agreements (excluding failure to pay any amounts due under any of the Project Agreements), where such breach is remediable and the other Party fails to remedy that breach within sixty (60) days of being notified in writing of the breach and requiring that it be remedied, or within such longer period of time as may be agreed between the Parties in writing (each Party acting reasonably).

Termination by either Party in the event of a Competitor Change of Control

18.5 Without prejudice to any rights that have accrued under the Project Agreements (or any of them) or any of the Party's respective rights or remedies, either Party may terminate this Agreement immediately in the event that the other Party is acquired by, or is subject to a permitted Change of Control in favour of, a Competitor of the other Party.

Termination by either Party for Material Breach, an Insolvency Event or Force Majeure

18.6 Without prejudice to any rights that have accrued under this Agreement or any of its rights or remedies, the Party which has not committed the breach in question and which is not subject to the applicable Insolvency Event or Force Majeure (the "No-Fault Party") may terminate this Agreement at its discretion and with immediate effect by giving written notice to the other Party (or, in the case of Force Majeure, by giving fourteen (14) days' notice in writing to the other Party), if any of the following circumstances occurs:

18.6.1 the other Party commits a Material Breach of any of the Project Agreements (excluding failure to pay any amounts due under any of the Project Agreements) and, if such breach is remediable, fails to remedy that breach within ten (10) days of being notified in writing to do so;

18.6.2 the other Party suffers or is subject to an Insolvency Event;

18.6.3 except where it arises from the inclusion of any part of the other Party's share capital on any Relevant Investment Exchange, there is a Change of Control of the other Party;

18.6.4 the other Party challenges the validity of any of the PDC Developed Foreground IP or the other Party's Background IP;

18.6.5 the other Party contests the secret or substantial nature of the Know-how comprised within the PDC Developed Foreground IP or the other Party's Background IP;

18.6.6 if any event or events of Force Majeure prevents the other Party from performing any of its obligations under any of the Project Agreements for a continuous period exceeding six (6) months, in accordance with the terms of Clause 29 of this Agreement; or

18.6.7 in the event that this Agreement terminates, solely with respect to any PDC Developed Foreground IP not yet in existence at the date of termination.

18.7 For the purposes of Clause 18.6.1, "Material Breach" means a breach of:

18.7.1 in respect of the Investor Rights Agreement, Section 2.2 (Board Nomination Rights) or Section 8.3 (Compliance Matters);

18.7.2 in respect of this Agreement, any of the obligations or restrictions set out in Clauses 4.2.2 (Performance of the Development Activities); 8.1 (Provision of Technical and Other Assistance); 11.4 (Intellectual Property Rights); 14.2 (Confidentiality); 16.1 (Assignment and Other Dealings) or 17.1, 17.4 or 17.5 (Restrictive Covenants) herein;

18.7.3 in respect of the Background IP Licence, any of the obligations or restrictions set out in: (i) Clauses 2.1 or 2.3 (Grant); Clause 5.3 (Protection and Maintenance of Background IP); Clause 10 (Sub-Licensing); Clause 11.1.1 (Assignment and Other Dealings); or Clause 13.1 (Right of First Refusal) therein; or (ii) Clauses 14.2 (Confidentiality) or 17.1, 17.4 or 17.5 (Restrictive Covenants) of this Agreement, as incorporated into Clauses 4 (Confidentiality) and 12 (Restrictive Covenants), respectively, of the Background IP Licence; or

18.7.4 in respect of the PDC Developed Foreground IP Licence, any of the obligations or restrictions set out in: (i) Clauses 2.1, 2.3 or 2.4 (Grant); Clause 4.3 (Protection and Maintenance of PDC Developed Foreground IP); Clause 10 (Sub-Licensing), other than Clause 10.1.1; Clauses 11.1, 11.3 or 11.5 (Assignment and Other Dealings) therein; or (ii) Clauses 14.2 (Confidentiality) or 17.1, 17.4 or 17.5 (Restrictive Covenants) of this Agreement, as incorporated into Clauses 3 (Confidentiality) and 12 (Restrictive Covenants), respectively, of the PDC Developed Foreground IP Licence.

19. EFFECT OF TERMINATION

19.1 In the event that the Parties terminate this Agreement under either of Clauses 18.2 or 18.3:

19.1.1 the Development Activities shall cease with immediate effect; but

19.1.2 the provisions of Clauses 14 (Confidentiality) and 17.2 to 17.5 (inclusive) (Restrictive Covenants) shall continue in full force and effect;

19.1.3 the PDC Developed Foreground IP Licence shall continue in full force and effect on its terms as in effect at the date of termination, with respect to the PDC Developed Foreground IP that is in existence at the date of termination (the "Existing PDC Developed Foreground IP"); and

19.1.4 the Background IP Licence shall continue in full force and effect on its terms as in effect at the date of termination, solely:

(A) with respect to the Background IP that is in existence at the date of termination (the "Existing Background IP"); and

(B) to the extent necessary for the purpose of allowing the Parties to Exploit the Existing PDC Developed Foreground IP, pursuant to the terms of the Background IP Licence.

19.2 In the event that either of the Parties terminates this Agreement under Clause 18.4, in respect of breaches that remain unremedied after the cure period set out therein:

19.2.1 the Party which has not committed the breach in question (the "No-Fault Party") may terminate the Development Activities, at its discretion and with immediate effect, by written notice to the other Party (the "Breaching Party");

19.2.2 the No-Fault Party shall have the right to request from the Breaching Party payment in full of the damages in question, within forty-five (45) calendar days of the last date of the cure period set out in Clause 18.4 or such other reasonable period as the Parties may agree in writing;

19.2.3 the provisions of Clauses 14 (Confidentiality) and 17.2 to 17.5 (inclusive) (Restrictive Covenants) shall continue in full force and effect;

19.2.4 the PDC Developed Foreground IP Licence shall:

(A) continue in full force and effect, in the event that the Development Activities continue and are not terminated in accordance with Clause 19.2.1, both with respect to the Existing PDC Developed Foreground IP and any PDC Developed Foreground IP that comes into existence after the date of termination; and

(B) in the event that the Development Activities are terminated under Clause 19.2.1, continue only with respect to Existing PDC Developed Foreground IP; and

19.2.5 the Background IP Licence shall:

(A) continue in full force and effect on its terms as in effect at the date of termination, in the event that the Development Activities continue and are not terminated in accordance with Clause 19.2.1; or

(B) in the event that the Development Activities are terminated under Clause 19.2.1, continue in full force and effect on its terms as in effect at the date of termination, but solely with respect to Existing Background IP, solely for the purposes of Exploiting Existing PDC Developed Foreground IP;

19.3 In the event that either of the Parties terminates this Agreement under Clause 18.5:

19.3.1 the Party which has not committed the breach in question (the "No-Fault Party") may terminate the Development Activities, at its discretion and with immediate effect, by written notice to the other Party (the "Breaching Party");

19.3.2 the provisions governing the interactions of the Parties under Clauses 14 (Confidentiality) and 17.2 to 17.5 (inclusive) (Restrictive Covenants) shall continue in full force and effect;

19.3.3 in the event of a Competitor Change of Control of BAT, the PDC Developed Foreground IP Licence shall continue in full force and effect on its terms as in effect at the date of termination, in respect of the Existing PDC Developed Foreground IP, save in the event that OGI has acquired the relevant Existing PDC Developed Foreground IP in accordance with its right of first refusal under Clause 17.3; and/or

19.3.4 in the event of a Competitor Change of Control of OGI, the licences granted to OGI under the PDC Developed Foreground IP Licence shall terminate with immediate effect;

19.3.5 the licences granted under the Background IP Licence to the Party which is subject to the Competitor Change of Control in question shall terminate with immediate effect; and

19.3.6 the licences granted under the Background IP Licence to the Party which is not subject to the Competitor Change of Control shall continue in full force and effect, solely for the purposes of Exploiting the PDC Developed Foreground IP.

19.4 In the event that either of the Parties terminates this Agreement under Clause 18.6:

19.4.1 in the event that OGI is the Party in breach or which is subject to the applicable Insolvency Event or Force Majeure (the "Breaching Party"), the PDC Developed Foreground IP Licence shall terminate with immediate effect;

19.4.2 in the event that BAT is the Breaching Party, the PDC Developed Foreground IP Licence shall continue with full force and effect, subject to the terms and conditions set out therein, and, in the event of termination for an Insolvency Event, the licence rights granted to OGI under the PDC Developed Foreground IP Licence will not be affected, including by BAT's rejection of the PDC Developed Foreground IP Licence;

19.4.3 the Background IP Licence shall terminate with immediate effect, solely with respect to the licences and rights granted to the Breaching Party, and shall continue in full force and effect with respect to the licences and rights granted to the No-Fault Party, solely for the purposes of Exploiting the PDC Developed Foreground IP; and

19.4.4 the No-Fault Party shall have the right to request from the Breaching Party payment in full of the damages in question, within forty-five (45) calendar days of the date the Breaching Party received notice of the breach under Clause 18.6, or such other reasonable period as the Parties may agree in writing.

19.5 Upon the expiry or termination of the Project Agreements for any reason and subject to any express provisions set out elsewhere in the Project Agreements:

19.5.1 each Party shall have the right to request from the other Party all outstanding sums payable to it, within forty-five (45) calendar days of the date of expiry or termination, or such other reasonable period as the Parties may agree in writing (subject to BAT utilising the credit option granted to it under Clause 10.7.1);

19.5.2 the Licences, together with any and all sub-licences granted thereunder, shall cease with immediate effect;

19.5.3 OGI, and all OGI Parties, shall cease all Exploitation of the PDC Developed Foreground IP, except insofar as any Know-how comprised within the PDC Developed Foreground IP ceases or has ceased to be confidential, unless this is or was as a consequence of the default of OGI or an OGI Party;

19.5.4 OGI shall promptly return (or shall procure the return) to BAT, at OGI's expense or, if BAT so elects and, where relevant, permanently delete, all records and copies (including electronic copies) of the Know-how comprised within the PDC Developed Foreground IP, and of any Confidential Information communicated to it by BAT or any BAT Party, either preparatory to, or as a result of, this Agreement, to the extent such material remains confidential.

19.6 Upon the expiry or termination of this Agreement for any reason other than termination by BAT under any right provided by Clause 18.6, OGI and its permitted OGI Parties shall for a period of ninety (90) days after the date of termination have the right to dispose of all stocks of Products in its or their possession and all Products in the course of manufacture at the date of termination.

19.7 The expiry or termination of this Agreement, for any reason, shall not affect any provision of the Project Agreements which is expressed to survive or operate in the event of expiry or termination therein, in addition to Clauses 1 (Definitions and Interpretation), 10.10 to 10.12 (inclusive) (Funding and Invoicing); 11.2 and 11.8 (Intellectual Property Rights); 14 (Confidentiality); 15 (Liability, Indemnity and Insurance); 19 (Effect of Termination); 20 (Further Assurance); 24 (Severance); 26 (Third Party Rights); 27 (No Partnership or Agency); 28 (Non-Solicitation), for the period of six (6) months following termination set out therein; 30 (Notices); 31 (Service of Process); 34 (Inadequacy of Damages); 35 (Dispute Resolution Procedure); and 36 (Governing Law) of this Agreement, and shall be without prejudice to the provisions of this Clause 19 and to any rights of either Party under this Agreement or any of the other Project Agreements which may have accrued by, at, or up to, the date of such expiry or termination.

19.8 The provisions of this Clause 19 shall remain in effect notwithstanding termination or expiry of this Agreement.

20. FURTHER ASSURANCE

Save as stated otherwise in this Agreement, at its own cost and expense, each Party shall, and shall use Commercially Reasonable Efforts to procure that any necessary third party shall, promptly execute such documents and perform such acts as may reasonably be required for the purpose of giving full effect to this Agreement.

21. WAIVER

No failure or delay by a Party to exercise any right or remedy provided under this Agreement or by law shall constitute a waiver of that or any other right or remedy, nor shall it preclude or restrict the further exercise of that or any other right or remedy. No single or partial exercise of such right or remedy shall preclude or restrict the further exercise of that or any other right or remedy.

22. ENTIRE AGREEMENT

22.1 Together with the Investor Rights Agreement, the Subscription Agreement and the Licences, this Agreement and the documents referred to in it constitute the whole Agreement between the Parties and supersede any previous agreement between the Parties relating to its subject matter.

22.2 Each of the Parties acknowledges that, in entering into this Agreement, it has not relied on, and shall have no right or remedy in respect of, any statement, representation, assurance or warranty (whether negligently or innocently made) other than as expressly set out in the Project Agreements.

22.3 Nothing in this Clause 22 shall limit or exclude any liability for fraud (including fraudulent misrepresentation).

23. VARIATION

No variation of this Agreement shall be effective unless it is in writing (which shall not include email) and signed by the Parties (or their authorised representatives).

24. SEVERANCE

24.1 If any provision or part-provision of this Agreement is or becomes invalid, illegal or unenforceable, it shall be deemed deleted, but that shall not affect the validity and enforceability of the rest of this Agreement.

24.2 If any provision or part-provision of this Agreement is deemed deleted under Clause 24.1, the Parties shall negotiate in good faith to agree a replacement provision that, to the greatest extent possible, achieves the intended commercial result of the original provision.

25. COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall constitute an original of this Agreement, but all the counterparts shall together constitute the same Agreement. No counterpart shall be effective until each Party has executed at least one counterpart.

26. THIRD PARTY RIGHTS

26.1 The Group Companies and Representatives of each Party may enforce all Clauses of this Agreement pursuant to which they are granted rights (whether expressly or by implication), in accordance with the Contracts (Rights of Third Parties) Act 1999 (the "Act").

26.2 Except as provided in Clause 26.1, no person other than a Party to this Agreement, and their respective successors and permitted assigns, shall have any rights to enforce any term of this Agreement, whether under the Act or otherwise.

26.3 The rights of the Parties to rescind or vary this Agreement are not subject to the consent of any other person.

27. NO PARTNERSHIP OR AGENCY

Nothing in this Agreement is intended to, or shall be deemed to, establish any partnership or joint venture between the Parties, constitute either Party the agent of the other Party, nor authorise either Party to make or enter into any commitments for or on behalf of the other Party.

28. NON-SOLICITATION

Each Party agrees that it shall not (and shall procure that no member of its Group shall), without the prior written consent of the other Party, during the Term and for a period of  six

(6) months following its termination, solicit or induce any director, officer, employee, agent or contractor of the other Party or any of its Group, involved with the Development Activities or the rights and obligations granted under this Agreement, to terminate their employment or engagement with the other Party or such member of its Group (as applicable). This Clause shall not prevent any Party nor any of its Group Companies from considering or accepting the application of any person who: (i) independently initiates employment or engagement discussions without any prior direct or indirect solicitation; or (ii) is recruited solely through the placing of a public advertisement of a post available to a member of the public generally or solely through an employment agency (provided that neither the relevant Party nor any of its Group Companies encouraged the agency to approach the relevant individual).

29. FORCE MAJEURE

Neither Party (nor any of a Party's Group Companies or Representatives) shall be in breach of any of the Project Agreements nor liable for delay in performing, or failure to perform, any of that Party's obligations under any of the Project Agreements if such delay or failure results from Force Majeure, and in such circumstances the time for performance shall be extended by a period equivalent to the period during which performance of the obligation has been delayed or failed to be performed, provided that if the period of delay or non-performance continues for six months, the Party not affected may terminate any of the Project Agreements by giving fourteen (14) days' written notice to the other Party, in accordance with the terms of Clauses 18.6.6 and 19.4.

30. NOTICES

30.1 Any notice required to be given under this Agreement shall be in writing and shall be delivered personally, or sent by prepaid first-class post or recorded delivery or by commercial courier, to each Party required to receive the notice at its address as set out below:

30.1.1 BAT: James Barrett, Head of M&A, at Globe House, 4 Temple Place, London WC2R 2PG; [Redacted]; and

30.1.2 OGI: Greg Engel at 333 Bay Street, Suite 1250, Toronto, Ontario; [Redacted], with a copy to Neill May at 333 Bay Street, Suite 3400, Toronto, Ontario; [Redacted],

or as otherwise specified by the relevant Party by notice in writing to the other Party.

30.2 Any notice shall be deemed to have been duly received:

30.2.1 if delivered personally, when left at the address and for the contact referred to in Clause 30.1;

30.2.2 if sent by prepaid first-class post or recorded delivery, at 9.00 am on the Business Day after posting;

30.2.3 if delivered by commercial courier, on the date and at the time that the courier's delivery receipt is signed; or

30.2.4 if delivered by email (where permitted), four (4) hours after the time at which the email is sent (in the time zone of the postal address specified for the recipient in Clause 30.1) to the email address(es) specified for that Party in Clause 30.1, provided that the sender does not within that four (4) hour period receive a delivery failure or delay notification in respect of the email address (or, if more than one email address is specified for that Party, in respect of all of the email addresses).

30.3 Unless otherwise stated herein, a notice required to be given under this Agreement shall be validly given if sent by e-mail.

31. SERVICE OF PROCESS

Each Party agrees that, without preventing any other mode of service, any documents in an action (including any claim form or other originating process or any third or other party notice) may be served on any Party by being delivered to or left for that Party at its address for service of notices under Clause 30.1 and each Party undertakes to maintain such an address for service and to notify the other Party in advance of any change from time to time of the details of such address in accordance with the manner prescribed for service of notices under this Clause 31.

32. STATEMENTS AND ANNOUNCEMENTS

32.1 Subject always to Clause 14 (Confidentiality), save in respect of statements that may be objectively considered to be fair, legitimate and not malicious or that constitute lawful comparative advertising, neither Party shall make, publish or cause to be published any statement or do or say anything that may harm or otherwise damage or be detrimental to the other Party or the other Party's Group.

32.2 No Party, nor any of a Party's Group Companies, shall release any announcement or despatch any circular relating to this Agreement, unless the form and content of such announcement or circular have been submitted to, and agreed by, the other Party. Subject always to Clause 14 (Confidentiality), nothing in this Clause 32 shall prohibit any Party from making any announcement or despatching any circular as required by Applicable Law or by any Regulatory Authority, in which case, the announcement shall only be released or the circular despatched after consultation with the other Party and after taking into account the reasonable requirements of the other Party as to the contents of such announcement or circular. Notwithstanding the foregoing, either Party may release or despatch any announcement or circular previously approved by the other Party for use publicly: (i) where required to comply with Applicable Laws; (ii) for corporate governance purposes; or (iii) for the purposes of engagement with investors, provided, in each case, that the content thereof is not amended or altered and that the republication is not rendered inaccurate or misleading by a change of circumstances or the effluxion of time.

33. COMPLIANCE WITH LAWS AND REGULATIONS

33.1 Each Party shall observe and abide by, and shall require its Group Companies and Representatives to observe and abide by, all Applicable Laws as may apply in relation to the matters contemplated by this Agreement, including any Approvals, both before and after the Approval. Neither Party shall do anything or omit to do anything which will cause the other to be in breach of any Applicable Laws, Regulatory Approval or regulations which have been notified by the other Party.

33.2 Each Party shall (and shall use Commercially Reasonable Efforts to procure that any of its applicable Group Companies and Representatives shall):

33.2.1 comply with all applicable laws, statutes, regulations, and codes relating to anti- bribery and anti-corruption including but not limited to the Bribery Act 2010, OFAC and the BAT Group's Standards of Business Conduct, a true, correct and complete copy of which has been provided by or on behalf of BAT to OGI prior to the Effective Date and, insofar as such Standards may be amended thereafter, as notified by BAT to OGI from time to time during the Term, and insofar as they may reasonably be deemed not to be in conflict with other mandatory legal or regulatory requirements to which the Party in question is subject (together, the "Relevant Requirements");

33.2.2 not engage in any activity, practice or conduct which would constitute an offence under sections 1, 2 or 6 of the Bribery Act 2010 if such activity, practice or conduct had been carried out in the UK;

33.2.3 have  and  shall  maintain  in  place  throughout  the  Term  its  own  policies and procedures including, but not limited to, adequate procedures under the Bribery Act 2010, to ensure compliance with the Relevant Requirements; and

33.2.4 promptly report to the other Party any request or demand for any undue financial or other advantage of any kind received by the Party in connection with the performance of this Agreement.

33.3 For the avoidance of doubt, either Party's acceptance or approval of any action taken by or on behalf of the other Party under this Agreement shall not be construed to mean that the Party has considered the application of, or compliance with, any Applicable Law, Approval or other requirement.

34. INADEQUACY OF DAMAGES

Without prejudice to any other rights or remedies that the other Party may have, each Party acknowledges and agrees that damages alone would not be an adequate remedy for any breach of the terms of this Agreement by the other Party. Accordingly, each Party shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the terms of this Agreement.

35. DISPUTE RESOLUTION PROCEDURE

35.1 If a Dispute arises then, except as expressly provided in this Agreement, the Parties shall follow the dispute resolution procedure set out in this Clause 35.1 (save in the circumstances of Clause 16.3, which expressly provides for the use of an independent accountant):

35.1.1 either Party shall give to the other Party written notice of the Dispute, setting out its nature and full particulars ("Dispute Notice"), together with relevant supporting documents. On service of the Dispute Notice, the PDC Steering Group shall attempt in good faith to resolve the Dispute; and

35.1.2 if the PDC Steering Group is for any reason unable to resolve the Dispute, or fails to meet, within thirty (30) days of service of the Dispute Notice, the Dispute shall be referred to the Head of M&A for BAT and Chief Executive Officer of OGI, who shall attempt in good faith to resolve it.

35.2 Subject to Clause 35.3 and without prejudice to the right to terminate this Agreement pursuant to Clause 18 (Duration and Termination), if the Head of M&A for BAT and the Chief Executive Officer of OGI are for any reason unable to resolve the Dispute, or fail to meet, within thirty (30) days of it being referred to them, any Dispute shall be referred to and finally resolved by confidential, binding arbitration under the Rules of Arbitration of the International Chamber of Commerce (the "ICC Rules"), which ICC Rules are deemed incorporated into this Agreement, in accordance with the following sub-clauses:

35.2.1 the number of arbitrators shall be three (3);

35.2.2 the language of the arbitration shall be English;

35.2.3 the arbitration agreement shall be governed by the laws of England and Wales;

35.2.4 each Party shall nominate one (1) arbitrator, and the two (2) arbitrators nominated by the Parties shall within thirty (30) calendar days of the nomination of the second arbitrator agree upon a third arbitrator who shall act as Chairman of the Tribunal;

35.2.5 the place of the arbitration shall be New York, United States;

35.2.6 judgment upon any award rendered by the arbitrators may be entered in any court of competent jurisdiction.

35.3 Disputes arising under or in connection with one or more of the Project Agreements at the same time shall be consolidated into a single arbitration, in accordance with the terms of Clause 35.2.

35.4 Nothing contained in this Agreement shall deny either Party the right to seek injunctive, equitable or other interim relief from a court of competent jurisdiction in the context of an emergency or prospective irreparable harm, and such an action may be filed and maintained notwithstanding any ongoing dispute resolution discussions or arbitration proceedings under Clauses 35.1 or 35.2.  In addition:

35.4.1 either Party may bring an action in any court of competent jurisdiction to resolve any Dispute pertaining to the ownership, validity, construction, scope, enforceability, infringement or other violations of the PDC Developed Foreground IP or Background IP; and

35.4.2 either Party may bring an action in the courts of England and Wales to resolve any Dispute arising under, out of or relating to the Agreement's formation, validity, binding effect or interpretation, and no such matter shall be subject to arbitration pursuant to this Clause 35.

36. GOVERNING LAW

This Agreement and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the law of England and Wales.

This Agreement has been entered into on the Effective Date.

SCHEDULE 1

[REDACTED]

SCHEDULE 2

[REDACTED]

SCHEDULE 3

PDC MANDATE

Subject to Clause 7.3 and save with respect to the Reserved Matters and the overall authority of the Head of the Centre of Excellence with respect to the day-to-day decisions itemised in Schedule 6, the PDC Steering Group shall:

[Redacted]

SCHEDULE 4

RESERVED MATTERS

The Reserved Matters shall include the matters listed below, which comprise a non-exhaustive list which may be added to, reduced or amended by prior written agreement between the Parties (which may not be by email):

[Redacted]

SCHEDULE 5

STANDING AGENDA

[Redacted]

SCHEDULE 6

DELEGATED DECISIONS FOR THE HEAD OF THE CENTRE OF EXCELLENCE

Subject to Clause 7.3 and save with respect to the Reserved Matters, the Head of the Centre of Excellence shall be permitted to take certain day-to-day decisions related to the PDC, as set out below, without the need to refer such decisions to the PDC Steering Group:

[Redacted]

SCHEDULE 7

[REDACTED]

SCHEDULE 8

BACKGROUND IP LICENCE

March 10, 2021

BT DE INVESTMENTS INC.

and

ORGANIGRAM INC.

BACKGROUND IP LICENCE

Herbert Smith Freehills LLP

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THIS AGREEMENT is made on March 10, 2021.

BETWEEN:

(1) BT DE INVESTMENTS INC., a company incorporated and registered in the State of Delaware and whose offices are located at 103 Foulk Road, Suite 111, Wilmington, Delaware 19803 ("BAT"); and

(2) ORGANIGRAM INC., a company incorporated and registered in Canada (with corporation number 668961 and business number 822317442 RC0001) and whose registered office is at 35 English Drive, Moncton, NB E1E 3X3, New Brunswick, Canada ("OGI"),

each of which is referred to in this Agreement as a "Party" or, together, the "Parties". RECITALS:

(A) BAT and OGI Holdings (as defined below) entered into the Investor Rights Agreement and the Subscription Agreement (as each term is defined below) on the Effective Date.

(B) The Parties entered into the Collaboration Agreement and the PDC Developed Foreground IP Licence (as each term is defined below) on the Effective Date.

(C) Pursuant to the Collaboration Agreement, the Parties agreed that each Party (and each of a Party's applicable Group Companies) shall retain all rights, title and ownership in and to its respective Background IP (as defined below) and that each Party shall grant to the other Party a licence of its rights to such Background IP.

(D) Each Party has therefore agreed to grant, and the other Party has agreed to take, a licence of its respective rights to the Background IP, on the terms and subject to the conditions set out in this Agreement.

IT IS AGREED as follows:

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

Each of the following words and expressions has the following meanings, unless expressly stated otherwise:

"Acquired Background IP" means any Intellectual Property Rights which a Party (or one or more of a Party's Group Companies) acquires or to which a Party or one or more of a Party's Group Companies) is granted rights as part of any M&A Activity, which would otherwise be considered to fall within the definition of Background IP;

"Agreement" means this Agreement;

"Applicable Law(s)" means all laws, regulations, regulatory requirements and authorisations, directives, statutes, subordinate legislation, common law and civil codes of any jurisdiction, all judgments, orders, notices, instructions, decisions and awards of any court or competent authority or tribunal and all codes of practice having force of law, statutory guidance and policy notes, in each case to the extent applicable to any work carried out pursuant to the Collaboration Agreement or applicable to the Parties (including each Party's Group Companies) or either of them or either Party's (or either Party's Group Companies') obligations under the Project Agreements, including the Data Protection Legislation;

"Approvals" means, together, any Marketing Authorisation(s) and/or Regulatory Approval(s);

"Background IP" means, in respect of each Party, respectively, such Intellectual Property Rights (but excluding Trade Mark Rights):

(a) that the Party, or any of the Party's Group Companies, owns or in respect of which the Party, and/or any of the Party's Group Companies, has been granted rights and, in each case, may freely and without cost, consent, authorisation, notification, obligation or any other obligation, requirement or restriction, sub-licence (excluding Acquired Background IP); or

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(b) creates or develops, or is created or developed on its behalf, during the Term, that is divisible from and separate to the PDC Developed Foreground IP; and

in each case, are necessary and required by the other Party (or any of that Party's Group Companies or Representatives) solely for the purposes of the Development Activities;

"Business Day" has the meaning given to it in the Subscription Agreement;

"Collaboration Agreement" means the Collaboration Agreement entered into between BAT and OGI, on the Effective Date, pursuant to which BAT and OGI agreed, amongst other things, to collaborate to undertake the Development Activities;

"Commercialisation Activities" means product stewardship, product and consumer testing, the application for, obtaining and other activities required in relation to Approvals, manufacture for sale, brand marketing, trade marketing, distribution, import, export, supply, offer for sale, sale, provision of product support and other commercialisation activities in relation to Future Cannabis Products, including arranging for any of these activities to be carried out by a Group Company or other permitted Representative;

"Commercially Reasonable Efforts" of a Party (or a Party's Group Companies) shall mean such efforts as a reasonable and prudent party, acting properly in its own commercial interest and applying its mind to its contractual obligations, would take to attempt to fulfil an obligation, but shall not include any obligation on that Party (or a Party's Group Companies) to pay cash or other value to a third party, to incur incremental costs or to take any such steps which may be commercially detrimental to that Party (or a Party's Group Companies), in any way;

"Competitor" has the meaning given to it in the Collaboration Agreement;

"Confidential Information" of a Party means all confidential information, Know-how or other information reasonably considered to be confidential because it is deemed to be secret and has been subject to reasonable steps to keep it secret (and whether in writing or otherwise and no matter in what form or what medium held or generated, recorded or preserved) disclosed by or on behalf of such Party or any of its Group Companies or Representatives or otherwise made available to the other Party or any of its Group Companies or Representatives, whether made available orally, visually, in writing, in electronic form or by any other means, regardless of whether any of the foregoing are marked "confidential" or "proprietary", and whether before or after the date of this Agreement, in connection with this Agreement, including:

(a) the terms of this Agreement, each of the other Project Agreements and any other agreement or arrangement contemplated by this Agreement or any of the other Project Agreements;

(b) the existence, nature or status of any discussions between the Parties or between the Parties, respectively, and any of the Parties' Group Companies;

(c) any information of whatever nature (and whether or not technical) and which relates to:

(i) financial, marketing and technical information, specifications, ideas, concepts, technology, processes and knowledge, research and development; or

(ii) the business, or any other business, finances, assets, liabilities, dealings, customers, suppliers, processes, affairs, prices, discounts, margins, current trading performance or future business strategy, of either Party, or any member of their respective Groups, from time to time; and

(d) any other information (whether or not technical) that would be regarded as confidential by a reasonable business person;

"Control" has the meaning given to it in the Collaboration Agreement, save that, with respect only to its use in relation to Sub-Licensees in Clause 10.1.4 hereof:

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(a) references to "BAT" in sub-paragraph (a) of the definition shall be understood to mean "a Sub-Licensee of BAT";

(b) references to "OGI" in sub-paragraph (b) of the definition shall be understood to mean "a Sub-Licensee of OGI"; and

(c) references to "either Party" in sub-paragraph (c) of the definition shall be understood to mean "a Sub-Licensee of the applicable Party";

"Data Protection Legislation" means all relevant legislation and regulatory requirements in force from time to time which apply to a party relating to the use of personal data and data protection (including, without limitation, the privacy of electronic communications); and the guidance and codes of practice issued by the relevant data protection or supervisory authority and applicable to a Party (or any of a Party's Group Companies);

"Dealing Party" has the meaning given to it in Clause 11.1.2;

"Development Activities" has the meaning given to it in the Collaboration Agreement;

"Dispute" means any dispute, claim, controversy or difference arising out of or in connection with this Agreement, including any question regarding its existence, validity, subject matter, interpretation, negotiation, termination or enforceability, the performance of it and any dispute, claim, controversy or difference regarding any non-contractual obligations arising out of or in connection with it;

"Dispute Notice" has the meaning given to it in Clause 29.1.1;

"Effective Date" means the date of this Agreement;

"Encumbrance" means any claim, option, mortgage, pledge, lien, charge (fixed or floating), hypothecation, equity, right to acquire, right of pre-emption, right of first refusal, title retention, security interest or other agreement or arrangement which has the same or a similar effect to the granting of security;

"Enforcement Action" has the meaning given to it in Clause 6.2.1;

"Exploitation" or "Exploit" has the meaning given to it in the Collaboration Agreement;

"Field of Use" means all fields of use related to the Exploitation of Future Cannabis Products;

"Future Cannabis Products" has the meaning given to it in the Collaboration Agreement;

"Good Industry Practice" means the exercise of that degree of skill, care, prudence, efficiency, foresight and timeliness as would be expected from a leading company within the relevant sector;

"Group" means, in relation to a company, that company, any subsidiary or holding company from time to time of that company, and any subsidiary from time to time of a holding company of that company (and any of the same shall be a "member of the Group");

"Group Company" means any company within any Group;

"Holding company" and "subsidiary" have the meanings given to them in the Collaboration Agreement;

"Intellectual Property Rights" means rights to inventions (whether patentable or not), patents, supplementary protection certificates, copyright and related rights, trade marks and service marks, trade names and domain names, rights in get-up, goodwill and the right to sue for passing off and unfair competition, rights in designs, rights in computer software, database rights, rights to preserve the confidentiality of information (including Know-how) and any other intellectual property rights and proprietary rights, including all applications for (and rights to apply for and be granted) registrations, renewals or extensions of, and rights to claim priority from, such rights, Know-how and all similar or equivalent rights or forms of protection which subsist or will subsist, now or in the future, in any part of the world;

"Investor Rights Agreement" means the Investor Rights Agreement entered into between BAT and OGI Holdings, on the Effective Date;

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"IP Costs" means all reasonable external costs, fees and expenses in connection with: (i) the drafting, filing, prosecution and protection of all applications for the registration of Intellectual Property Rights or supplementary protection certificate applications comprised within the Background IP; (ii) the maintenance and extension of all registrable Intellectual Property Rights comprised within the Background IP; and (iii) the enforcement of the Background IP, in connection with this Agreement, including:

(a) the filing and prosecution of applications for and the maintenance and renewal of patents and other registrable Intellectual Property Rights;

(b) the defence and enforcement of the Intellectual Property Rights comprised within the Background IP;

(c) proceedings before any of the Canadian Intellectual Property Office, the United States Patent and Trademark Office, the UK Intellectual Property Office, the EU Intellectual Property Office, the European Patent Office or other appropriate forum for the grant of registrable Intellectual Property Rights or any appeal tribunal therefrom in any country;

(d) professional advice on intellectual property matters relating to Intellectual Property Rights comprised within the Background IP;

(e) attorney's and agent's fees and commissions; and

(f) any other expenditure which may be agreed between the Parties from time to time,

in each case on a pure costs recovery basis, with no uplift, and excluding any internal costs, fees and expenses incurred in relation to the relevant Party's (or the relevant Party's Group Companies') employees and personnel;

"IP Owner" has the meaning given to it in Clause 13.1;

"Know-how" has the meaning given to it in the Collaboration Agreement;

"Licences" means the licences and other rights granted or to be granted under Clause 2 (Grant) of this Agreement that may be exercised by a Party from time to time under this Agreement;

"M&A Activity" means any transaction in which any Intellectual Property Rights (other than Trade Marks) are: (i) acquired from a third party by one of the Parties (or one or more of a Party's Group Companies); or (ii) licensed from a third party by one of the Parties (or one or more of a Party's Group Companies), in each case in return for value;

"Marketing Authorisation" has the meaning given to it in the Collaboration Agreement;

"Material Breach" has the meaning given to it in the Collaboration Agreement;

"OFAC" means the Office of Foreign Assets Control of the Department of Treasury of the United States of America;

"OGI Holdings" means Organigram Holdings Inc., a company incorporated and registered in Canada (with corporation number 969981-3 and business number 804424059RC0001) and whose registered office is at 35 English Drive, Moncton, NB E1E 3X3, New Brunswick, Canada;

"PDC" has the meaning given to it in the Collaboration Agreement;

"PDC Developed Foreground IP" has the meaning given to it in the Collaboration Agreement;

"PDC Developed Foreground IP Licence" has the meaning given to it in the Collaboration Agreement;

"PDC Steering Group" has the meaning given to it in the Collaboration Agreement;

"Project Agreements" means, together: (i) the Investor Rights Agreement; (ii) the Subscription Agreement; (iii) the Collaboration Agreement; (iv) the PDC Developed Foreground IP Licence; and (v) this Agreement;

"Regulatory Approval" has the meaning given to it in the Collaboration Agreement;

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"Regulatory Authority" has the meaning given to it in the Collaboration Agreement;

"Relevant Requirements" has the meaning given to it in Clause 27.2.1;

"Representatives" has the meaning given to it in the Collaboration Agreement and, for the purposes of this Agreement, shall (for the avoidance of doubt) include Sub-Licensees;

"ROFR" means the right of first refusal described in Clause 13;

"ROFR Offer" has the meaning given to it in Clause 13.1.2;

"Sub-Licensor" has the meaning given to it in Clause 10;

"Sub-Licensee" has the meaning given to it in Clause 10;

"Subscription Agreement" means the Subscription Agreement entered into between BAT and OGI Holdings, on the Effective Date;

"Term" means the indefinite duration of this Agreement, subject to the provisions of Clause 14 of this Agreement (Duration, Termination and Effect of Termination) and Clause 18 of the Collaboration Agreement (Duration and Termination);

"Territory" means all regions, countries and territories of the world;

"Third Party Assignment" has the meaning given to it in Clause 11.1.2;

"Third Party Offer" has the meaning given to it in Clause 13.1;

"Trade Mark Rights" has the meaning given to it in the Collaboration Agreement; and

"UK" means the United Kingdom.

1.2 References to this Agreement and other Agreements

In this Agreement, except where the context otherwise requires:

1.2.1 a reference to a Clause is a reference to a Clause of, or to, this Agreement;

1.2.2 the contents page and headings are for convenience only and shall not affect the interpretation of this Agreement;

1.2.3 a reference to this Agreement includes this Agreement as amended or supplemented in accordance with its terms; and

1.2.4 a reference to any agreement or other instrument (other than an enactment or statutory provision) is to that agreement or instrument as from time to time amended, varied, supplemented, substituted, novated or assigned otherwise than in breach of this Agreement.

1.3 Precedence

In this Agreement, except where the context otherwise requires, to the extent that the terms of this Agreement conflict with the provisions of any of the other Project Agreements, the terms of this Agreement take precedence, to the extent of the inconsistency, except to the extent that: (i) a defined term or Clause of another Project Agreement is expressly incorporated herein, by reference; or (ii) the applicable Project Agreement expressly and specifically states an intent to supersede this Agreement on a specific matter.

1.4 Singular, plural and gender

Words in the singular include the plural and vice versa and a reference to one gender includes other genders.

1.5 References to persons and companies

In this Agreement, except where the context otherwise requires:

1.5.1 a reference to a person includes a reference to any individual, firm, company, government, state or agency of a state, local or municipal authority or government body or any joint venture, association or partnership (whether or not having separate legal personality);

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1.5.2 a reference to a company includes any company, corporation or other body corporate wherever and however incorporated or established;

1.5.3 a reference to an individual includes that individual's estate and personal representatives; and

1.5.4 a person shall be deemed to be connected with another if that person is connected with another within the meaning of section 1122 of the Corporation Tax Act 2010.

1.6 References to time periods

In this Agreement, except where the context otherwise requires:

1.6.1 a reference to a time of day is to London, United Kingdom time;

1.6.2 a reference to a day (including within the defined term "Business Day") means a period of twenty-four (24) hours ending at midnight; and

1.6.3 any period of time is calculated exclusive of the day from which the time period is expressed to run or the day upon which the event occurs which causes the period to start running.

1.7 References to legislation and legal terms

In this Agreement, except where the context otherwise requires:

1.7.1 a reference to an enactment, EU instrument or statutory provision shall include a reference to any subordinate legislation made under the relevant enactment, EU instrument or statutory provision and is a reference to that enactment, EU instrument, statutory provision or subordinate legislation as from time to time amended, modified, incorporated or reproduced and to any enactment, EU instrument, statutory provision or subordinate legislation that from time to time (with or without modifications) re-enacts, replaces, consolidates, incorporates or reproduces it;

1.7.2 a reference to any English statute or enactment includes any equivalent or analogous laws or rules in any other jurisdiction to the extent that such jurisdiction is relevant to the transactions contemplated by this Agreement; and

1.7.3 a reference to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept includes what most nearly approximates the English legal term in any jurisdiction other than England to the extent that such jurisdiction is relevant to the transactions contemplated by this Agreement.

1.8 Includes and including

In this Agreement, except where the context otherwise requires:

1.8.1 the words and phrases "includes", "including", "in particular" (or any terms of similar effect) shall not be construed as implying any limitation; and

1.8.2 general words shall not be given a restrictive meaning because they are preceded or followed by particular examples.

1.9 Writing

A reference to writing includes any modes of reproducing words in any legible form and, except where expressly stated otherwise, shall include email.

2. GRANT

2.1 Subject to the terms of this Agreement and in consideration for the mutual promises, covenants and obligations of the Parties pursuant to the Project Agreements, each Party hereby grants to the other Party, throughout the Term and throughout the Territory, in each case on a royalty-free basis, a non-exclusive, fully paid-up, perpetual, irrevocable, non- transferable licence under and to its respective Background IP solely to the extent necessary for the purposes of:

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2.1.1 undertaking the Development Activities; and

2.1.2 allowing the other Party to Exploit the PDC Developed Foreground IP, Exploit the Future Cannabis Products and conduct Commercialisation Activities, in each case pursuant to the terms of this Agreement and the PDC Developed Foreground IP Licence, in respect of the Field of Use, only.

2.2 Subject to Clauses 2.1 and 12 (Restrictive Covenants), each Party shall have the right to grant sub-licences and to sub-contract the rights granted to it under this Agreement, in accordance with the terms of Clause 10 (Sub-Licensing).

2.3 Each Party undertakes only to make use of the other Party's Background IP for the purposes expressly authorised in this Agreement.

2.4 All Background IP (and rights to Background IP) is/are and shall remain the exclusive property of the Party owning it (or, where applicable, the Group Company or third party from whom its right to use the Background IP has derived) and nothing in this Agreement, the Collaboration Agreement or the PDC Developed Foreground IP Licence shall operate to transfer the ownership (whether legal or beneficial) of any Background IP of one Party (or any of one Party's Group Companies or any third parties) to the other Party.

2.5 Subject to Clause 2.6, either Party may, at its sole discretion and its own cost and expense, record (or procure the recordal of) any or all of the licences granted to it under this Clause 2, in some or all of the relevant intellectual property registries in the Territory, as far as reasonably practicable, but neither of the Parties shall be obliged to do so. Each Party shall provide reasonable assistance to the other Party (or the other Party's Group Companies or authorised representatives), upon written request of the other Party, to enable the other Party to do so, at the requesting Party's sole cost and expense, including in the drafting and execution of short-form licences and any applicable recordal forms, if required.

2.6 For the avoidance of doubt, the Parties acknowledge and agree that this Agreement is considered to be Confidential Information and neither Party (nor any of its Group Companies or Representatives) shall file, record or register a copy of this Agreement (whether in redacted form or otherwise) with any intellectual property registry.

2.7 For the avoidance of doubt:

2.7.1 nothing in this Agreement, nor any of the other Project Agreements, will impact upon, constrain, limit or prevent a Party (or any of that Party's Group Companies) from using or Exploiting its own, respective rights, title or interest in or to, its own respective Background IP at that Party's discretion and as that Party sees fit, inside or outside the Field of Use;

2.7.2 save as expressly provided herein, or in the PDC Developed Foreground IP Licence, nothing in this Agreement, nor any of the other Project Agreements, shall be construed as granting to either Party any claim over, or right, title or interest in, any Intellectual Property Rights that the other Party (or that Party's Group Companies) may own or to which the other Party (or that Party's Group Companies) may have rights; and

2.7.3 subject to Clause 12 (Restrictive Covenants), the rights granted to a Party under this Agreement will remain and be subject to all then existing rights of any Group Companies or third parties to access, use or deal with the other Party's Background IP and each Party shall upon reasonable request notify the other Party of any such rights as have been granted (to the exclusion of any licences or other rights granted by a Party (or any of a Party's Group Companies) in the ordinary course to its suppliers, distributors, agents and/or manufacturers, for the purposes of allowing such third parties to undertake ordinary course commercialisation activities on the behalf of a Party (or any of its Group Companies).

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3. ACQUIRED BACKGROUND IP

3.1 Acquired Background IP of either Party shall not, for the purposes of this Agreement or the PDC Developed Foreground IP Licence, be considered to be Background IP.

3.2 Each Party may (but shall not be obliged to):

3.2.1 notify the other Party of any Acquired Background IP to which it (or any of its Group Companies) has gained or gains ownership or other rights; and

3.2.2 discuss in good faith whether, and the terms on which, such Acquired Background IP may be made available to the other Party for the purposes of the PDC.

4. CONFIDENTIALITY

4.1 Subject to Clause 5.3, the provisions of Clause 14 of the Collaboration Agreement (Confidentiality) shall apply mutatis mutandis, as if set out in this Agreement.

4.2 The provisions of this Clause 4 shall remain in force notwithstanding expiry or earlier termination of this Agreement.

5. PROTECTION AND MAINTENANCE OF BACKGROUND IP

5.1 Each Party (and, as applicable, each Party's Group Companies) shall be responsible, at its sole discretion, for drafting, filing and prosecuting applications for and maintaining and renewing its respective Background IP that is capable of registration (or for procuring the same) and the other Party shall have no right, liability and/or obligation with respect thereto.

5.2 Either Party (or the Party's applicable Group Companies) shall be permitted to abandon or let lapse any of its registrations with respect to Background IP, at that Party's (or that Party's applicable Group Company's) sole discretion and without any requirement to seek or obtain consent from the other Party to the same.

5.3 Without limiting the scope of Clause 4 (Confidentiality), neither Party, nor any Party's Group Companies or Representatives, shall disclose any Background IP of the other Party or its Group Companies that is Confidential Information, without the prior written consent of the other Party.

5.4 Each Party shall:

5.4.1 promptly provide to the other Party (or any of the other Party's relevant Group Companies) any assistance, information and/or instructions which the other Party (or any of its Group Companies) reasonably requires to allow it to comply with its obligations under Clause 5.1;

5.4.2 comply with all Applicable Laws to safeguard the other Party's (or the Party's applicable Group Companies') rights in the Background IP; and

5.4.3 not, nor directly or indirectly assist any other person to, do or omit to do anything to, diminish the rights of the other Party (or the Party's applicable Group Companies) in its Background IP or impair any registration of any of the other Party's (or the Party's applicable Group Companies) Background IP, provided that each Party (or any of the Party's Group Companies) is free to challenge the validity of the other Party's (or the Party's applicable Group Companies) Background IP or the secrecy or substantiality of the Know-how comprised within the other Party's (or the Party's applicable Group Companies) Background IP, provided that each Party shall reimburse to the other Party all reasonable out-of-pocket expenses incurred by (or on behalf of) the other Party in complying with its obligations under Clause 5.4.1.

6. ENFORCEMENT OF THE BACKGROUND IP

6.1 Each Party shall use its Commercially Reasonable Efforts to notify (or procure the notification of) the other Party in writing, giving full particulars, if any of the following matters come to its attention:

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6.1.1 any actual, suspected or threatened infringement of any of its own Background IP;

6.1.2 any actual, suspected or threatened unauthorised disclosure, misappropriation or misuse of any Know-how comprised within its own Background IP;

6.1.3 any actual or threatened claim that any of its own Background IP is invalid;

6.1.4 any actual or threatened opposition to any of its own Background IP; or

6.1.5 any claim made or threatened that Exploitation of any of its own Background IP infringes the rights (including Intellectual Property Rights) of any third party;

6.1.6 any other form of attack, challenge, charge or claim to which its own Background IP may be subject.

6.2 In respect of any of the matters listed in Clause 6.1:

6.2.1 each Party shall have the right, in its absolute discretion, to decide what action, if any, to take in respect of its own Background IP (the "Enforcement Action");

6.2.2 if a Party decides, in its absolute discretion, to institute proceedings, it may do so in its name alone or in the name of any of its Group Companies, to the fullest extent possible under Applicable Laws;

6.2.3 each Party (or any of that Party's Group Companies) shall have exclusive control over, and conduct of, any Enforcement Action (including all claims, disputes, proceedings and settlements) in respect of its own Background IP;

6.2.4 the other Party shall not make any admissions, other than to the first Party;

6.2.5 each Party shall bear the costs and expenses of any such Enforcement Action it undertakes or which is undertaken by any of that Party's Group Companies, on its behalf (including any IP Costs); and

6.2.6 each Party shall provide to the other Party, upon the other Party's reasonable request, any assistance, information and/or instructions which the other Party may reasonably require to allow it to take any Enforcement Action contemplated by this Clause 6.2 or in the conduct of any such claims or proceedings, at reasonable cost and expense to be borne by the requesting Party (or one of its Group Companies).

6.3 For the avoidance of doubt, in the event that a Party or one of that Party's Group Companies does not:

6.3.1 initiate any relevant Enforcement Action; or

6.3.2 initiates, but decides not to proceed with, any such Enforcement Action,

the other Party shall not have any right to initiate and/or proceed with any such Enforcement Action.

6.4 Any sums recovered in any action taken by either of the Parties (or any of their respective Group Companies, on that Party's behalf) pursuant to Clauses 6.2 or 6.3 (respectively, the "Enforcing Party") shall belong to the Enforcing Party.

7. FINANCIAL CONTRIBUTIONS

In respect of payments to be made by one Party to the other under this Agreement, the provisions of Clauses 10.6 to 10.12 of the Collaboration Agreement (Funding and Invoicing), inclusive, shall apply mutatis mutandis, as if set out in this Agreement.

8. NOTIFICATION AND CONSULTATION RELATING TO ENFORCEMENT ACTIONS

Each Party shall keep the other Party reasonably informed of any Enforcement Action, through scheduled meetings of the PDC Steering Group and prescribed periodic  reporting of all material developments in connection with the same.

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9. LIMITATION OF LIABILITY

9.1 Each Party shall, or shall procure that its applicable Group Companies shall, use Commercially Reasonable Efforts to procure that, so far as is legally permissible:

9.1.1 all Background IP either, directly or indirectly, vests in or is assigned to it, or that it is otherwise duly authorised to grant to the other Party a licence of such rights under the terms of this Agreement;

9.1.2 all of such Party's Group Companies and/or Representatives execute all documents, assignments or licences and do all such things as may be necessary to establish or perfect its title or rights to such Background IP or to register it as the owner of such registrable rights; and

9.1.3 take reasonable steps to enforce, and shall not waive or release, the provisions set out in this Clause 9.1, without the prior written consent of the other Party.

9.2 Nothing in this Agreement shall constitute any representation or warranty by either Party that:

9.2.1 any Background IP is valid or relevant to the Future Cannabis Products or the Development Activities;

9.2.2 any application for registration of any Background IP shall proceed to grant or, if granted, shall be valid; or

9.2.3 the exercise by the other Party of the Licences granted to it will not infringe the rights (including Intellectual Property Rights) of any person.

9.3 To the fullest extent permitted by law:

9.3.1 neither Party shall be liable to the other Party for any costs, expenses, loss or damage (whether direct, indirect or consequential and whether economic or other) arising out of the way in which the Party, any of the Party's applicable Group Companies, or any of its or their employees, consultants or agents chooses to exercise its discretion relating to any of the activities under Clauses 5.1, 5.2 or 6.2.1, provided that it has complied with its obligations under this Agreement; and

9.3.2 any warranties, conditions and other terms implied by statute or common law are excluded from this Agreement, except as expressly provided in this Agreement.

9.4 Nothing in this Agreement shall have the effect of excluding or limiting any liability for death or personal injury caused by negligence or for fraud (including fraudulent misrepresentation).

9.5 The provisions of this Clause 9 shall remain in effect notwithstanding termination or expiry of this Agreement.

10. SUB-LICENSING

10.1 Subject to Clause 12 (Restrictive Covenants), the terms of the Collaboration Agreement and the provisions set out in Schedule 7 thereof, each Party (each a "Sub-Licensor", respectively) shall have the right to grant to: (i) any of its respective Group Companies; and

(ii) any other person (including any subcontractor) (each a "Sub-Licensee"), a sub-licence of any of its rights under this Agreement, for the purposes of assisting with the Sub-Licensor's (or any of its applicable Group Companies or Representatives) own Development Activities and Commercialisation Activities, in order to allow the applicable Sub-Licensor to Exploit appropriately the PDC Developed Foreground IP, provided that:

10.1.1 each Party acknowledges that the rights granted to it under this Agreement are personal to it and neither Party shall be permitted to grant any sub-licence thereof to any third party, other than as permitted under Clause 10.1;

10.1.2 if a Party requests prior written consent to grant any further sub-licences of the rights granted to it under this Agreement, in accordance with Clause 10.1.1 sub- section (i), the Parties will engage in good faith discussions regarding the nature of the requested consent, with a view to accommodating the relevant Party's request;

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10.1.3 all sub-licences granted shall terminate automatically on termination or expiry of this Agreement;

10.1.4 in the event that any Sub-Licensee is subject to a Change of Control in favour of a Competitor of the other Party, the Sub-Licensor shall procure that the sub-licence granted to such Sub-Licensee pursuant to this Clause 10 shall terminate immediately on, or prior to, such Change of Control taking effect, with failure to do so constituting a Material Breach by the Sub-Licensor and subject to the terms of Clause 14 (Duration, Termination and Effect of Termination).

10.1.5 each Sub-Licensor shall be liable for all acts and omissions of its respective Sub- Licensees; and

10.1.6 any Sub-Licensee of a Sub-Licensor shall first enter into an agreement with the Sub-Licensor in writing and containing terms equivalent to the terms of this Agreement, the Sub-Licensor shall provide information in respect of and/or a copy of which to the other Party, upon reasonable request and subject to Applicable Laws, and each Sub-Licensor agrees to monitor its Sub-Licensees' compliance with such agreement and, if necessary, promptly enforce such agreement either on its own motion or at the request of the other Party.

11. ASSIGNMENT AND OTHER DEALINGS

11.1 Subject to Clauses 10 (Sub-Licensing), 12 (Restrictive Covenants) and 13 (Right of First Refusal):

11.1.1 neither Party shall, without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed), assign, transfer, dispose of, create any Encumbrance in relation to or deal in any other manner with any of its rights or obligations (in whole or in part) under this Agreement and, where the other Party grants consent to any such dealing, only provided that the assignee, transferee, mortgagee, chargee or other relevant party undertakes in writing to the other Party to be bound by the obligations of the first Party under this Agreement; however,

11.1.2 either Party (the "Dealing Party") (or any of that Party's applicable Group Companies) may at any time and without the consent of the other Party assign, transfer, dispose of, create any Encumbrance in relation to or deal in any other manner with:

(A) any of its rights or obligations (in whole or in part) under this Agreement to any of its Group Companies; and/or

(B) subject to Clause 13 (Right of First Refusal), its Background IP (in whole or in part), to any of its Group Companies and/or any third party (the latter being a "Third Party Assignment"), provided that: (i) the Dealing Party shall notify the other Party as soon as possible after any such dealing, and include particulars of the assignee, mortgagee, chargee or other relevant third party; and (ii) the other Party's rights under this Agreement shall continue and the assignee, transferee, mortgagee, chargee or other relevant third party undertakes in writing to the other Party to be bound by the obligations of the Dealing Party under this Agreement.

11.2 Notwithstanding Clause 4 (Confidentiality), but subject, in each case, to the obligations under Clauses 14.1; 14.3 and 14.5 of the Collaboration Agreement (as incorporated into this Agreement by reference, pursuant to Clause 4.1), either Party when assigning or dealing with any or all of its rights under this Agreement may disclose to a permitted proposed assignee, transferee, mortgagee, chargee or other relevant party any information in its possession that relates to this Agreement, the other Project Agreements or their subject matter, the negotiations relating to it and the other Party which is reasonably necessary to disclose for the purposes of the proposed assignment or other dealing, provided that no disclosure pursuant to this Clause 11.2 shall be made until notice of the identity of the proposed assignee, transferee, mortgagee, chargee or other relevant party has been given to the other Party, and takes into account the reasonable requests of the other Party in relation to such disclosure.

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11.3 Each Party confirms it is acting on its own behalf and not for the benefit of any other person.

11.4 Save as otherwise permitted under this Clause 11, this Agreement shall be personal to each of the Parties but shall bind and enure to the benefit of permitted successors in title and permitted assignees of each Party. Each Party shall and shall procure that any successor or permitted assign of such Party is notified of the terms of this Agreement.

11.5 Each Party shall, and shall procure that its Group Companies shall, upon reasonable request from the other Party, execute, or use Commercially Reasonable Efforts to procure the execution of, any agreements or other instruments (including any supplement or amendment to this Agreement) which may be reasonably required in order to give effect to or perfect any permitted assignment, transfer, mortgage, charge, trust or other dealing referred to in this Clause 11.

12. RESTRICTIVE COVENANTS

The provisions of Clause 17 of the Collaboration Agreement (Restrictive Covenants) shall apply mutatis mutandis, as if set out in this Agreement.

13. [Redacted]

13.1 [Redacted]

13.1.1 [Redacted]

13.1.2 [Redacted]

13.2 [Redacted]

13.2.1 [Redacted]

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13.2.2 [Redacted]

13.3 [Redacted]

13.3.1 [Redacted]

13.3.2 [Redacted]

14. DURATION, TERMINATION AND EFFECT OF TERMINATION

14.1 This Agreement shall come into force on the Effective Date and, unless terminated earlier in accordance with Clause 18 of the Collaboration Agreement (Duration and Termination), shall remain in force for the Term and the provisions of Clauses 18 (Duration and Termination) and 19 (Effect of Termination) of the Collaboration Agreement shall apply mutatis mutandis, as if set out in this Agreement.

14.2 The expiry or termination of this Agreement, for any reason, shall not affect any provision of the Project Agreements which is expressed to survive or operate in the event of expiry or termination, in addition to Clauses 1 (Definitions and Interpretation), 4 (Confidentiality); 5.2 and 5.3 (Protection and Maintenance of Background IP); 7 (Financial Contributions); 9 (Limitation of Liability); 10.1.3 (Sub-Licensing); 15 (Further Assurance); 19 (Severance); 21 (Third Party Rights); 22 (No Partnership or Agency); 23 (Non-Solicitation); 24 (Notices); 25 (Service of Process); 28 (Inadequacy of Damages); 29 (Dispute Resolution Procedure); and 30 (Governing Law) of this Agreement, and shall be without prejudice to the provisions of this Clause 14 and to any rights of either Party under this Agreement or any of the other Project Agreements which may have accrued by, at, or up to, the date of such expiry or termination.

14.3 The provisions of Clause 14.2 shall remain in effect notwithstanding termination or expiry of this Agreement.

15. FURTHER ASSURANCE

Save as stated otherwise in this Agreement, at its own cost and expense, each Party shall, and shall use Commercially Reasonable Efforts to procure that any necessary third party shall, promptly execute such documents and perform such acts as may reasonably be required for the purpose of giving full effect to this Agreement.

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16. WAIVER

No failure or delay by a Party to exercise any right or remedy provided under this Agreement or by law shall constitute a waiver of that or any other right or remedy, nor shall it preclude or restrict the further exercise of that or any other right or remedy. No single or partial exercise of such right or remedy shall preclude or restrict the further exercise of that or any other right or remedy.

17. ENTIRE AGREEMENT

17.1 Together with the Investor Rights Agreement, the Subscription Agreement, the Collaboration Agreement and the PDC Developed Foreground IP Licence, this Agreement and the documents referred to in it constitute the whole Agreement between the Parties and supersede any previous agreement between the Parties relating to its subject matter.

17.2 Each of the Parties acknowledges that, in entering into this Agreement, it has not relied on, and shall have no right or remedy in respect of, any statement, representation, assurance or warranty (whether negligently or innocently made) other than as expressly set out in the Project Agreements.

17.3 Nothing in this Clause 17 shall limit or exclude any liability for fraud (including fraudulent misrepresentation).

18. VARIATION

No variation of this Agreement shall be effective unless it is in writing (which shall not include email) and signed by the Parties (or their authorised representatives).

19. SEVERANCE

19.1 If any provision or part-provision of this Agreement is or becomes invalid, illegal or unenforceable, it shall be deemed deleted, but that shall not affect the validity and enforceability of the rest of this Agreement.

19.2 If any provision or part-provision of this Agreement is deemed deleted under Clause 19.1, the Parties shall negotiate in good faith to agree a replacement provision that, to the greatest extent possible, achieves the intended commercial result of the original provision.

20. COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall constitute an original of this Agreement, but all the counterparts shall together constitute the same Agreement. No counterpart shall be effective until each Party has executed at least one counterpart.

21. THIRD PARTY RIGHTS

21.1 The Group Companies and Representatives of each Party may enforce all Clauses of this Agreement pursuant to which they are granted rights (whether expressly or by implication), in accordance with the Contracts (Rights of Third Parties) Act 1999 (the "Act").

21.2 Except as provided in Clause 21.1, no person other than a Party to this Agreement, and their respective successors and permitted assigns, shall have any rights to enforce any term of this Agreement, whether under the Act or otherwise.

21.3 The rights of the Parties to rescind or vary this Agreement are not subject to the consent of any other person.

22. NO PARTNERSHIP OR AGENCY

Nothing in this Agreement is intended to, or shall be deemed to, establish any partnership or joint venture between the Parties, constitute either Party the agent of the other Party, nor authorise either Party to make or enter into any commitments for or on behalf of the other Party.

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23. NON-SOLICITATION

Each Party agrees that it shall not (and shall procure that no member of its Group shall), without the prior written consent of the other Party, during the Term and for a period of  six

(6) months following its termination, solicit or induce any director, officer, employee, agent or contractor of the other Party or any of its Group, involved with the Development Activities or the rights and obligations granted under this Agreement, to terminate their employment or engagement with the other Party or such member of its Group (as applicable). This Clause shall not prevent any Party nor any of its Group Companies from considering or accepting the application of any person who: (i) independently initiates employment or engagement discussions without any prior direct or indirect solicitation; or (ii) is recruited solely through the placing of a public advertisement of a post available to a member of the public generally or solely through an employment agency (provided that neither the relevant Party nor any of its Group Companies encouraged the agency to approach the relevant individual).

24. NOTICES

24.1 Any notice required to be given under this Agreement shall be in writing and shall be delivered personally, or sent by prepaid first-class post or recorded delivery or by commercial courier, to each Party required to receive the notice at its address as set out below:

24.1.1 BAT: James Barrett, Head of M&A, at Globe House, 4 Temple Place, London WC2R 2PG; [Redacted]; and

24.1.2 OGI: Greg Engel at 333 Bay Street, Suite 1250, Toronto, Ontario; [Redacted], with a copy to Neill May at 333 Bay Street, Suite 3400, Toronto, Ontario; [Redacted],

or as otherwise specified by the relevant Party by notice in writing to the other Party.

24.2 Any notice shall be deemed to have been duly received:

24.2.1 if delivered personally, when left at the address and for the contact referred to in Clause 24.1;

24.2.2 if sent by prepaid first-class post or recorded delivery, at 9.00 am on the Business Day after posting;

24.2.3 if delivered by commercial courier, on the date and at the time that the courier's delivery receipt is signed; or

24.2.4 if delivered by email (where permitted), four (4) hours after the time at which the email is sent (in the time zone of the postal address specified for the recipient in Clause 24.1) to the email address(es) specified for that Party in Clause 24.1, provided that the sender does not within that four (4) hour period receive a delivery failure or delay notification in respect of the email address (or, if more than one email address is specified for that Party, in respect of all of the email addresses).

24.3 Unless otherwise stated herein, a notice required to be given under this Agreement shall be validly given if sent by e-mail.

25. SERVICE OF PROCESS

Each Party agrees that, without preventing any other mode of service, any documents in an action (including any claim form or other originating process or any third or other party notice) may be served on any Party by being delivered to or left for that Party at its address for service of notices under Clause 24.1 and each Party undertakes to maintain such an address for service and to notify the other Party in advance of any change from time to time of the details of such address in accordance with the manner prescribed for service of notices under this Clause 25.

26. STATEMENTS AND ANNOUNCEMENTS

26.1 Subject always to Clause 4 (Confidentiality), save in respect of statements that may be objectively considered  to  be  fair,  legitimate  and  not  malicious  or  that  constitute lawful comparative advertising, neither Party shall make, publish or cause to be published any statement or do or say anything that may harm or otherwise damage or be detrimental to the other Party or the other Party's Group.

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26.2 No Party, nor any of a Party's Group Companies, shall release any announcement or despatch any circular relating to this Agreement, unless the form and content of such announcement or circular have been submitted to, and agreed by, the other Party. Subject always to Clause 4 (Confidentiality), nothing in this Clause 26 shall prohibit any Party from making any announcement or despatching any circular as required by law or regulation or any Regulatory Authority, in which case, the announcement shall only be released or the circular despatched after consultation with the other Party and after taking into account the reasonable requirements of the other Party as to the contents of such announcement or circular. Notwithstanding the foregoing, either Party may release or despatch any announcement or circular previously approved by the other Party for use publicly: (i) where required to comply with Applicable Laws; (ii) for corporate governance purposes; or (iii) for the purposes of engagement with investors, provided, in each case, that the content thereof is not amended or altered and that the republication is not rendered inaccurate or misleading by a change of circumstances or the effluxion of time.

27. COMPLIANCE WITH LAWS AND REGULATIONS

27.1 Each Party shall observe and abide by, and shall require its Group Companies and Representatives to observe and abide by, all Applicable Laws as may apply in relation to the matters contemplated by this Agreement, including any Approvals, both before and after the Approval. Neither Party shall do anything or omit to do anything which will cause the other to be in breach of any Applicable Laws, Regulatory Approval or regulations which have been notified by the other Party.

27.2 Each Party shall (and shall use Commercially Reasonable Efforts to procure that any of its applicable Group Companies and Representatives shall):

27.2.1 comply with all applicable laws, statutes, regulations, and codes relating to anti- bribery and anti-corruption including but not limited to the Bribery Act 2010, OFAC and the BAT Group's Standards of Business Conduct, a true, correct and complete copy of which has been provided by or on behalf of BAT to OGI prior to the Effective Date and, insofar as such Standards may be amended thereafter, as notified by BAT to OGI from time to time during the Term, and insofar as they may reasonably be deemed not to be in conflict with other mandatory legal or regulatory requirements to which the Party in question is subject (together, the "Relevant Requirements");

27.2.2 not engage in any activity, practice or conduct which would constitute an offence under sections 1, 2 or 6 of the Bribery Act 2010 if such activity, practice or conduct had been carried out in the UK;

27.2.3 have and shall maintain in place throughout the Term its own policies and procedures including, but not limited to, adequate procedures under the Bribery Act 2010, to ensure compliance with the Relevant Requirements; and

27.2.4 promptly report to the other Party any request or demand for any undue financial or other advantage of any kind received by the Party in connection with the performance of this Agreement.

27.3 Each Party acknowledges and agrees that the exercise of the rights granted to it under the Licences is subject to all Applicable Laws in the Territory, codes of practice, Good Industry Practice and the Approvals, and each Party understands and agrees that it shall at all times be solely liable and responsible for such due observance and performance of all (or the highest) of these.

27.4 For the avoidance of doubt, either Party's acceptance or approval of any action taken by or on behalf of the other Party under this Agreement shall not be construed to mean that the Party has considered the application of, or compliance with, any Applicable Law, Approval or other requirement.

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28. INADEQUACY OF DAMAGES

Without prejudice to any other rights or remedies that the other Party may have, each Party acknowledges and agrees that damages alone would not be an adequate remedy for any breach of the terms of this Agreement by the other Party. Accordingly, each Party shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the terms of this Agreement.

29. DISPUTE RESOLUTION PROCEDURE

29.1 If a Dispute arises then, except as expressly provided in this Agreement, the Parties shall follow the dispute resolution procedure set out in this Clause 29.1:

29.1.1 either Party shall give to the other Party written notice of the Dispute, setting out its nature and full particulars ("Dispute Notice"), together with relevant supporting documents. On service of the Dispute Notice, the PDC Steering Group shall attempt in good faith to resolve the Dispute; and

29.1.2 if the PDC Steering Group is for any reason unable to resolve the Dispute, or fails to meet, within thirty (30) days of service of the Dispute Notice, the Dispute shall be referred to the Head of M&A for BAT and Chief Executive Officer of OGI, who shall attempt in good faith to resolve it.

29.2 Subject to Clause 29.3 and without prejudice to the right to terminate this Agreement pursuant to Clause 14 (Duration, Termination and Effect of Termination), if the Head of M&A for BAT and Chief Executive Officer of OGI are for any reason unable to resolve the Dispute, or fail to meet, within thirty (30) days of it being referred to them, any Dispute shall be referred to and finally resolved by confidential, binding arbitration under the Rules of Arbitration of the International Chamber of Commerce (the "ICC Rules"), which ICC Rules are deemed incorporated into this Agreement, in accordance with the following sub-clauses:

29.2.1 the number of arbitrators shall be three (3);

29.2.2 the language of the arbitration shall be English;

29.2.3 the arbitration agreement shall be governed by the laws of England and Wales;

29.2.4 each Party shall nominate one (1) arbitrator, and the two (2) arbitrators nominated by the Parties shall within thirty (30) calendar days of the nomination of the second arbitrator agree upon a third arbitrator who shall act as Chairman of the Tribunal;

29.2.5 the place of the arbitration shall be New York, United States;

29.2.6 judgment upon any award rendered by the arbitrators may be entered in any court of competent jurisdiction.

29.3 Disputes arising under or in connection with one or more of the Project Agreements at the same time shall be consolidated into a single arbitration, in accordance with the terms of Clause 29.2.

29.4 Nothing contained in this Agreement shall deny either Party the right to seek injunctive, equitable or other interim relief from a court of competent jurisdiction in the context of an emergency or prospective irreparable harm, and such an action may be filed and maintained notwithstanding any ongoing dispute resolution discussions or arbitration proceedings under Clauses 29.1 or 29.2.  In addition:

29.4.1 either Party may bring an action in any court of competent jurisdiction to resolve any Dispute pertaining to the ownership, validity, construction, scope, enforceability, infringement or other violations of the Background IP; and

29.4.2 either Party may bring an action in the courts of England and Wales to resolve any Dispute arising under, out of or relating to the Agreement's formation, validity, binding effect or interpretation,

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and no such matter shall be subject to arbitration pursuant to this Clause 29.

30. GOVERNING LAW

This Agreement and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the law of England and Wales.

This Agreement has been entered into on the Effective Date.

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SIGNED by	)
John R. Whitener	)
for and on behalf of	)
BT DE INVESTMENTS INC.	)	/s/ "John R. Whitener" "……………………………..……………………
	)	Treasurer

SIGNED by	)
Greg Engel	)
for and on behalf of	)
ORGANIGRAM INC.	)	/s/ "Greg Engel"
	)	Director

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SCHEDULE 9

PDC DEVELOPED FOREGROUND IP LICENCE

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March 10, 2021

BT DE INVESTMENTS INC.

and

ORGANIGRAM INC.

PDC DEVELOPED FOREGROUND IP LICENCE

Herbert Smith Freehills LLP

1

2

THIS AGREEMENT is made on March 10, 2021.

BETWEEN:

(1) BT DE INVESTMENTS INC., a company incorporated and registered in the State of Delaware  and  whose  offices  are  located  at  103  Foulk  Road,  Suite  111, Wilmington,

Delaware 19803 ("BAT"); and

(2) ORGANIGRAM INC., a company incorporated and registered in Canada (with corporation number 668961 and business number 822317442 RC001) and whose registered office is at 35 English Drive, Moncton, NB E1E 3X3, New Brunswick, Canada ("OGI"),

each of which is referred to in this Agreement as a "Party" or, together, the "Parties". RECITALS:

(A) BAT and OGI Holdings (as defined below) entered into the Investor Rights Agreement and the Subscription Agreement (as each term is defined below) on the Effective Date.

(B) The Parties entered into the Collaboration Agreement and the Background IP Licence (as each term is defined below) on the Effective Date.

(C) Pursuant to the Collaboration Agreement, the Parties agreed that BAT shall own the PDC Developed Foreground IP (as defined below) and shall grant to OGI a licence of the PDC Developed Foreground IP, on the terms of this Agreement.

(D) BAT has therefore agreed to grant, and OGI has agreed to take, a licence of the PDC Developed Foreground IP, on the terms and subject to the conditions set out in this Agreement.

IT IS AGREED as follows:

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

Each of the following words and expressions has the following meanings, unless expressly stated otherwise:

"Agreement" means this Agreement;

"Applicable Law(s)" means all laws, regulations, regulatory requirements and authorisations, directives, statutes, subordinate legislation, common law and civil codes of any jurisdiction, all judgments, orders, notices, instructions, decisions and awards of any court or competent authority or tribunal and all codes of practice having force of law, statutory guidance and policy notes, in each case to the extent applicable to any work carried out pursuant to the Collaboration Agreement or applicable to the Parties (including each Party's Group Companies) or either of them or either Party's (or either Party's Group Companies) obligations under the Project Agreements, including the Data Protection Legislation;

"Approvals" means, together, any Marketing Authorisation(s) and/or Regulatory Approval(s);

"Background IP" has the meaning given to it in the Background IP Licence;

"Background IP Licence" means the Background IP Licence entered into between BAT and OGI, on the Effective Date;

"BAT Competitor" has the meaning given to it in the Collaboration Agreement;

"Business Day" has the meaning given to it in the Subscription Agreement;

"Collaboration Agreement" means the Collaboration Agreement entered into between BAT and OGI, on the Effective Date, pursuant to which BAT and OGI agreed, amongst other things, to collaborate to undertake the Development Activities;

"Commercialisation Activities" means product stewardship, product and consumer testing, the application for, obtaining and other activities required in relation to Approvals, manufacture for sale, brand marketing, trade marketing, distribution, import, export, supply, offer for sale, sale, provision of product support and other commercialisation activities in relation to Future Cannabis Products, including arranging for any of these activities to be carried out by a Group Company or other permitted Representative;

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"Commercially Reasonable Efforts" of a Party (or a Party's Group Companies) shall mean such efforts as a reasonable and prudent party, acting properly in its own commercial interest and applying its mind to its contractual obligations, would take to attempt to fulfil an obligation, but shall not include any obligation on that Party (or a Party's Group Companies) to pay cash or other value to a third party, to incur incremental costs or to take any such steps which may be commercially detrimental to that Party (or a Party's Group Companies), in any way;

"Competitor" has the meaning given to it in the Collaboration Agreement;

"Confidential Information" of a Party means all confidential information, Know-how or other information reasonably considered to be confidential because it is deemed to be secret and has been subject to reasonable steps to keep it secret (and whether in writing or otherwise and no matter in what form or what medium held or generated, recorded or preserved) disclosed by or on behalf of such Party or any of its Group Companies or Representatives or otherwise made available to the other Party or any of its Group Companies or Representatives, whether made available orally, visually, in writing, in electronic form or by any other means, regardless of whether any of the foregoing are marked "confidential" or "proprietary", and whether before or after the date of this Agreement, in connection with this Agreement, including:

(a) the terms of this Agreement, each of the other Project Agreements and any other agreement or arrangement contemplated by this Agreement or any of the other Project Agreements;

(b) the existence, nature or status of any discussions between the Parties or between the Parties, respectively, and any of the Parties' Group Companies;

(c) any information of whatever nature (and whether or not technical) and which relates to:

(i) financial, marketing and technical information, specifications, ideas, concepts, technology, processes and knowledge, research and development; or

(ii) the business, or any other business, finances, assets, liabilities, dealings, customers, suppliers, processes, affairs, prices, discounts, margins, current trading performance or future business strategy, of either Party, or any member of their respective Groups, from time to time; and

(d) any other information (whether or not technical) that would be regarded as confidential by a reasonable business person;

"Control" has the meaning given to it in the Collaboration Agreement, save that, with respect only to its use in relation to Sub-Licensees of OGI in Clause 10.1.3 hereof:

(a) sub-paragraph (a) of the definition shall not apply;

(b) references to "OGI" in sub-paragraph (b) of the definition shall be understood to mean "a Sub-Licensee of OGI"; and

(c) references to "either Party" in sub-paragraph (c) of the definition shall be understood to mean "a Sub-Licensee of OGI";

"Data Protection Legislation" means all relevant legislation and regulatory requirements in force from time to time which apply to a party relating to the use of personal data and data protection (including, without limitation, the privacy of electronic communications) and the guidance and codes of practice issued by the relevant data protection or supervisory authority and applicable to a Party (or any of a Party's Group Companies);

"Development Activities" has the meaning given to it in the Collaboration Agreement;

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"Dispute" means any dispute, claim, controversy or difference arising out of or in connection with this Agreement, including any question regarding its existence, validity, subject matter, interpretation, negotiation, termination or enforceability, the performance of it and any dispute, claim, controversy or difference regarding any non-contractual obligations arising out of or in connection with it;

"Dispute Notice" has the meaning given to it in Clause 28.1.1;

"Effective Date" means the date of this Agreement;

"Encumbrance" means any claim, option, mortgage, pledge, lien, charge (fixed or floating), hypothecation, equity, right to acquire, right of pre-emption, right of first refusal, title retention, security interest or other agreement or arrangement which has the same or a similar effect to the granting of security;

"Enforcement Action" has the meaning given to it in Clause 6.2.1;

"Exploitation" or "Exploit" has the meaning given to it in the Collaboration Agreement;

"Field of Use" means all fields of use related to the Exploitation of Future Cannabis Products;

"Future Cannabis Products" has the meaning given to it in the Collaboration Agreement;

"Good Industry Practice" means the exercise of that degree of skill, care, prudence, efficiency, foresight and timeliness as would be expected from a leading company within the relevant sector;

"Group" means, in relation to a company, that company, any subsidiary or holding company from time to time of that company, and any subsidiary from time to time of a holding company of that company (and any of the same shall be a "member of the Group");

"Group Company" means any company within any Group;

"Holding company" and "subsidiary" have the meanings given to them in the Collaboration Agreement;

"Independent Exploitation and Commercialisation Activities" has the meaning given to it in the Collaboration Agreement;

"Intellectual Property Rights" means rights to inventions (whether patentable or not), patents, supplementary protection certificates, copyright and related rights, trade marks and service marks, trade names and domain names, rights in get-up, goodwill and the right to sue for passing off and unfair competition, rights in designs, rights in computer software, database rights, rights to preserve the confidentiality of information (including Know-how) and any other intellectual property rights and proprietary rights, including all applications for (and rights to apply for and be granted) registrations, renewals or extensions of, and rights to claim priority from, such rights, Know-how and all similar or equivalent rights or forms of protection which subsist or will subsist, now or in the future, in any part of the world;

"Investor Rights Agreement" means the Investor Rights Agreement entered into between BAT and OGI Holdings, on the Effective Date;

"IP Costs" means all reasonable external costs, fees and expenses in connection with: (i) the drafting, filing, prosecution and protection of all applications for the registration of Intellectual Property Rights or supplementary protection certificate applications comprised within the PDC Developed Foreground IP; (ii) the maintenance and extension of all registrable Intellectual Property Rights comprised within the PDC Developed Foreground IP; and (iii) the enforcement of the PDC Developed Foreground IP in connection with this Agreement, including:

(a) the filing and prosecution of applications for and the maintenance and renewal of Patents and other registrable Intellectual Property Rights;

(b) the defence and enforcement of the Intellectual Property Rights comprised within the PDC Developed Foreground IP;

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(c) proceedings before any of the Key Registries or other appropriate forum for the grant of registrable Intellectual Property Rights or any appeal tribunal therefrom in any country;

(d) professional advice on intellectual property matters relating to Intellectual Property Rights comprised within the PDC Developed Foreground IP;

(e) attorney's and agent's fees and commissions; and

(f) any other expenditure which may be agreed between the Parties from time to time,

in each case on a pure costs recovery basis, with no uplift, and excluding any internal costs, fees and expenses incurred in relation to the relevant Party's (or the relevant Party's Group Companies') employees and personnel;

"Key Registries" means the Canadian Intellectual Property Office, the United States Patent and Trademark Office, the UK Intellectual Property Office, the EU Intellectual Property Office and the European Patent Office;

"Know-how" has the meaning given to it in the Collaboration Agreement;

"Licences" means the licences and other rights granted or to be granted under Clause 2 (Grant) of this Agreement that may be exercised by OGI from time to time under this Agreement;

"Marketing Authorisation" has the meaning given to it in the Collaboration Agreement;

"Material Breach" has the meaning given to it in the Collaboration Agreement;

"Net Proceeds" has the meaning given to it in the Collaboration Agreement;

"OFAC" means the Office of Foreign Assets Control of the Department of Treasury of the United States of America;

"Offer" has the meaning given to it in Clause 11.3.1;

"OGI Holdings" means Organigram Holdings Inc., a company incorporated and registered in Canada (with corporation number 969981-3 and business number 804424059RC0001) and whose registered office is at 35 English Drive, Moncton, NB E1E 3X3, New Brunswick, Canada;

"Patents" means:

(a) all patents, utility models, certificates of invention, applications for certificates of invention, priority patent filings and patent applications, and similar statutory rights for the protection of inventions; and

(b) any renewals, divisions, continuations (in whole or in part), or requests for continued examination of any of such patents, certificates of invention and patent applications, any and all patents or certificates of invention issuing thereon, and any and all reissuances, re-examinations, extensions, divisions, renewals, substitutions, confirmations, registrations, revalidations, revisions, and additions of or to any of the foregoing, which are comprised within PDC Developed Foreground IP;

"PDC" has the meaning given to it in the Collaboration Agreement;

"PDC Developed Foreground IP" has the meaning given to it in the Collaboration Agreement, including, for clarity, any patents and patent applications relating to any territory requested by OGI under Clause 4.1.2;

"PDC Steering Group" has the meaning given to it in the Collaboration Agreement;

"Products" has the meaning given to it in the Collaboration Agreement;

"Project Agreements" means, together: (i) the Investor Rights Agreement; (ii) the Subscription Agreement; (iii) the Collaboration Agreement; (iv) the Background IP Licence; and (v) this Agreement;

"Prosecution Action" has the meaning given to it in Clause 4.1;

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"Regulatory Approval" has the meaning given to it in the Collaboration Agreement;

"Regulatory Authority" has the meaning given to it in the Collaboration Agreement;

"Relevant Requirements" has the meaning given to it in Clause 26.2.1;

"Representatives" has the meaning given to it in the Collaboration Agreement and, for the purposes of this Agreement, shall (for the avoidance of doubt) include Sub-Licensees;

"Sub-Licensee" has the meaning given to it in Clause 10.1;

"Subscription Agreement" means the Subscription Agreement entered into between BAT and OGI Holdings, on the Effective Date;

"Term" means the indefinite duration of this Agreement, subject to the provisions of Clause 13 of this Agreement (Duration, Termination and Effect of Termination) and Clause 18 of the Collaboration Agreement (Duration and Termination);

"Territory" means all regions, countries and territories of the world;

"Third Party Assignment" has the meaning given to it in Clause 11.2.4; and

"UK" means the United Kingdom.

1.2 References to this Agreement and other Agreements

In this Agreement, except where the context otherwise requires:

1.2.1 a reference to a Clause is a reference to a Clause of, or to, this Agreement;

1.2.2 the contents page and headings are for convenience only and shall not affect the interpretation of this Agreement;

1.2.3 a reference to this Agreement includes this Agreement as amended or supplemented in accordance with its terms; and

1.2.4 a reference to any agreement or other instrument (other than an enactment or statutory provision) is to that agreement or instrument as from time to time amended, varied, supplemented, substituted, novated or assigned otherwise than in breach of this Agreement.

1.3 Precedence

In this Agreement, except where the context otherwise requires, to the extent that the terms of this Agreement conflict with the provisions of any of the other Project Agreements, the terms of this Agreement take precedence, to the extent of the inconsistency, except to the extent that: (i) a defined term or Clause of another Project Agreement is expressly incorporated herein, by reference; or (ii) the applicable Project Agreement expressly and specifically states an intent to supersede this Agreement on a specific matter.

1.4 Singular, plural and gender

Words in the singular include the plural and vice versa and a reference to one gender includes other genders.

1.5 References to persons and companies

In this Agreement, except where the context otherwise requires:

1.5.1 a reference to a person includes a reference to any individual, firm, company, government, state or agency of a state, local or municipal authority or government body or any joint venture, association or partnership (whether or not having separate legal personality);

1.5.2 a reference to a company includes any company, corporation or other body corporate wherever and however incorporated or established;

1.5.3 a reference to an individual includes that individual's estate and personal representatives; and

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1.5.4 a person shall be deemed to be connected with another if that person is connected with another within the meaning of section 1122 of the Corporation Tax Act 2010.

1.6 References to time periods

In this Agreement, except where the context otherwise requires:

1.6.1 a reference to a time of day is to London, United Kingdom time;

1.6.2 a reference to a day (including within the defined term "Business Day") means a period of twenty-four (24) hours ending at midnight; and

1.6.3 any period of time is calculated exclusive of the day from which the time period is expressed to run or the day upon which the event occurs which causes the period to start running.

1.7 References to legislation and legal terms

In this Agreement, except where the context otherwise requires:

1.7.1 a reference to an enactment, EU instrument or statutory provision shall include a reference to any subordinate legislation made under the relevant enactment, EU instrument or statutory provision and is a reference to that enactment, EU instrument, statutory provision or subordinate legislation as from time to time amended, modified, incorporated or reproduced and to any enactment, EU instrument, statutory provision or subordinate legislation that from time to time (with or without modifications) re-enacts, replaces, consolidates, incorporates or reproduces it;

1.7.2 a reference to any English statute or enactment includes any equivalent or analogous laws or rules in any other jurisdiction to the extent that such jurisdiction is relevant to the transactions contemplated by this Agreement; and

1.7.3 a reference to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept includes what most nearly approximates the English legal term in any jurisdiction other than England to the extent that such jurisdiction is relevant to the transactions contemplated by this Agreement.

1.8 Includes and including

In this Agreement, except where the context otherwise requires:

1.8.1 the words and phrases "includes", "including", "in particular" (or any terms of similar effect) shall not be construed as implying any limitation; and

1.8.2 general words shall not be given a restrictive meaning because they are preceded or followed by particular examples.

1.9 Writing

A reference to writing includes any modes of reproducing words in any legible form and, except where expressly stated otherwise, shall include email.

2. GRANT

2.1 Subject to the terms of this Agreement and in consideration for the mutual promises, covenants and obligations of the Parties pursuant to the Project Agreements, BAT hereby grants to OGI, throughout the Term, in each case on a royalty-free basis:

2.1.1 a non-exclusive, perpetual, non-transferable licence under and to the PDC Developed Foreground IP for all and any purposes within and outside the Field of Use, throughout the Territory (subject to the terms set out in Clause 2.1.2, in respect of purposes within and outside the Field of Use in Canada); and

2.1.2 a sole, perpetual, non-transferable licence under and to the PDC Developed Foreground IP for  all and  any purposes  within  and outside  the  Field  of Use in Canada (which, for the avoidance of doubt, shall be subject to: (i) BAT's rights to grant licences to its Group Companies; and (ii) BAT's (and any applicable BAT Group Company's) rights to grant sub-licences to Representatives, in each case with respect to BAT's (or the applicable BAT Group Company's) own Independent Exploitation and Commercialisation Activities in Canada with respect to BAT's (or a BAT Group Company's) own products). Further, and subject to and in accordance with the terms of Clause 12 (Restrictive Covenants), in no event shall BAT (or any applicable Group Company) grant a sub-licence under or to the PDC Developed Foreground IP to any OGI Competitor, with the exception of Medipharm or Valens to the extent that these parties are engaged in the provision of manufacturing services to BAT (or any applicable BAT Group Company).

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2.2 Subject to Clauses 2.1 and 12 (Restrictive Covenants), OGI shall have the right to grant sub- licences and to sub-contract the rights granted to it under this Agreement, in accordance with the terms of Clause 10 (Sub-Licensing).

2.3 OGI undertakes only to make use of the PDC Developed Foreground IP for the purposes expressly authorised in this Agreement and the Background IP Licence.

2.4 Subject to Clause 2.5 and BAT's (and BAT's applicable Group Companies') rights to grant licences and sub-licences as clarified in Clause 2.1.2, BAT undertakes not to otherwise grant to any third party any right or licence to the PDC Developed Foreground IP within and outside the Field of Use in Canada.

2.5 During the Term, the Parties agree that the sole nature of the licence granted under Clause

2.1.2 and BAT's undertaking under Clause 2.4 shall endure until the registrable Intellectual Property Rights comprised within the PDC Developed Foreground IP relating to Canada have expired, lapsed, been abandoned or been held unenforceable, at which point any residual licensed rights in respect of the non-registrable Intellectual Property Rights comprised within the PDC Developed Foreground IP granted under Clause 2.1.2 shall otherwise continue as granted.

2.6 Subject to Clause 2.9, BAT shall record the licence granted to OGI under this Clause 2 in respect of the Patents at the Key Registries, in each case as far as reasonably practicable and at OGI's sole cost and expense.

2.7 Subject to Clause 2.9, OGI may, but shall not be obliged to, record the licence granted to it under this Clause 2 in respect of any other Intellectual Property Rights within the PDC Developed Foreground IP, to the extent such rights are granted to OGI under this Clause 2, at such other intellectual property registries in such other jurisdictions as the Parties may agree in writing, in each case at OGI's sole cost and expense.

2.8 Each Party shall provide reasonable assistance to the other Party, upon the other Party's reasonable written request, to enable the other Party to record the licence granted to OGI pursuant to Clauses 2.6 or 2.7, in each case at the requesting Party's sole cost and expense, including in the drafting and execution of short-form licences and any applicable recordal forms, if required.

2.9 For the avoidance of doubt, the Parties acknowledge and agree that this Agreement is considered to be Confidential Information and neither Party (nor any of its Group Companies or Representatives) shall file, record or register a copy of this Agreement (whether in redacted form or otherwise) with any intellectual property registry.

3. CONFIDENTIALITY

3.1 Subject to Clause 4.3, the provisions of Clause 14 of the Collaboration Agreement (Confidentiality) shall apply mutatis mutandis, as if set out in this Agreement.

3.2 The provisions of this Clause 3 shall remain in force notwithstanding expiry or earlier termination of this Agreement.

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4. PROTECTION AND MAINTENANCE OF PDC DEVELOPED FOREGROUND IP

4.1 BAT shall (or shall procure that one of BAT's Group Companies or Representatives shall) be responsible for and shall use its Commercially Reasonable Efforts to draft, file and prosecute applications for, maintain and renew the PDC Developed Foreground IP that is capable of registration ("Prosecution Action"), during the Term, in each case in such jurisdictions as either:

4.1.1 BAT shall determine, in its discretion, acting reasonably and in consultation with OGI (via meetings of the PDC Steering Group, in the first instance, or otherwise with OGI directly), at BAT's (or a BAT Group Company's) sole cost and expense (to include all IP Costs); or

4.1.2 where BAT determines not to apply to register any PDC Developed Foreground IP, as OGI requires, upon request and notification by OGI to BAT in writing, in each case with all related IP Costs being the sole responsibility of OGI.

4.2 OGI shall reimburse BAT, in accordance with Clause 7 (Financial Contributions), all IP Costs incurred by BAT (or a BAT Group Company) pursuant to Clause 4.1.2.

4.3 Without limiting the scope of Clause 3 (Confidentiality), neither OGI nor any OGI Group Company shall disclose any PDC Developed Foreground IP that is Confidential Information without the prior written consent of BAT, not to be unreasonably withheld or delayed, save to the extent that OGI is required to disclose such information in connection with or in furtherance of its Commercialisation Activities (subject always to the terms of Clause 3 (Confidentiality)).

4.4 With respect to the PDC Developed Foreground IP registered or maintained in accordance with BAT's obligations under Clauses 4.1.1 and 4.1.2, BAT shall not abandon or let lapse any such PDC Developed Foreground IP, except with the prior written consent of OGI, not to be unreasonably withheld or delayed.

4.5 OGI shall:

4.5.1 promptly provide to BAT (or any relevant BAT Group Company) any assistance, information and/or instructions which BAT (or the applicable Group Company) reasonably requires to allow BAT to comply with its obligations under Clause 4.1;

4.5.2 comply with all Applicable Laws to safeguard BAT's (or any applicable BAT Group Company's) rights in the PDC Developed Foreground IP;

4.5.3 not, nor directly or indirectly assist any other person to, do or omit to do anything to diminish the rights of BAT (or any applicable BAT Group Company) in the PDC Developed Foreground IP or impair any registration of any of the PDC Developed Foreground IP, provided that OGI is free to challenge the validity of the PDC Developed Foreground IP or the secrecy or substantiality of the Know-how comprised within the PDC Developed Foreground IP; and

4.5.4 promptly take all necessary steps to facilitate BAT's application for any supplementary protection certificates, or any extension of, any patents comprised within the PDC Developed Foreground IP, under any Applicable Law, provided that BAT shall reimburse to OGI all reasonable out-of-pocket expenses incurred by OGI in complying with its obligations under Clauses 4.5.1 or 4.5.4.

4.6 Without limiting the effect of Clause 4.5, OGI shall:

4.6.1 promptly notify BAT of the number and date of the first and any subsequent Approval to place Products on the market in any jurisdiction in which BAT may be able to apply for any supplementary protection certificate;

4.6.2 promptly and free of charge provide to BAT:

(A) a copy of every Approval meeting the requirements of Article 8.1(b) of Council Regulation (EC) 469/2009 (and of any additional applicable requirements imposed by relevant national law) in respect of all Products;

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(B) information meeting the requirements of Article 8.1(c) of Council Regulation (EC) 469/2009 and a copy of the notice publishing the Approval in the appropriate official publication (and information and documents meeting any additional requirements imposed by relevant national law); and

(C) any additional information and documents which OGI has or which it can reasonably obtain and which is necessary for applying for any supplementary protection certificate; and

4.6.3 permit use of documents and information provided under this Clause 4.6 for the purpose of applying for a supplementary protection certificate or certificates.

5. SUPPLEMENTARY PROTECTION CERTIFICATES

5.1 BAT may disclose any Approval to any appropriate Regulatory Authority or applicable patent office for the purpose of obtaining a supplementary protection certificate in respect of the Products, to the extent that such protection becomes available during the Term.

5.2 BAT shall promptly notify OGI of the application for and grant of every supplementary protection certificate in respect of Products.

5.3 Following consultation with OGI (via meetings of the PDC Steering Group, in the first instance, or otherwise with OGI directly), BAT shall not be obliged to apply for the grant of any supplementary protection certificates or for the extension of any Patents.

5.4 OGI may participate in negotiations with any appropriate or applicable Regulatory Authority or applicable patent office (save where, or to the extent that, such negotiations are not applicable or such participation is precluded), for the grant of any supplementary protection certificate relating to any Product, whether such negotiation is required by Law or where OGI has requested advance written consent from BAT, which shall not be unreasonably denied or delayed.

6. ENFORCEMENT OF THE PDC DEVELOPED FOREGROUND IP

6.1 Each Party shall use its Commercially Reasonable Efforts to notify (or procure the notification of) the other Party in writing, giving full particulars, if any of the following matters come to its attention:

6.1.1 any actual, suspected or threatened infringement of any of the PDC Developed Foreground IP;

6.1.2 any actual, suspected or threatened unauthorised disclosure, misappropriation or misuse of any Know-how comprised within the PDC Developed Foreground IP;

6.1.3 any actual or threatened claim that any of the PDC Developed Foreground IP is invalid;

6.1.4 any actual or threatened opposition to any of the PDC Developed Foreground IP; or

6.1.5 any claim made or threatened that Exploitation of any of the PDC Developed Foreground IP infringes the rights (including Intellectual Property Rights) of any third party;

6.1.6 any other form of attack, challenge, charge or claim to which the PDC Developed Foreground IP may be subject.

6.2 In respect of any of the matters listed in Clause 6.1:

6.2.1 BAT shall have the first right, in its discretion, to decide what action, if any, to take (the "Enforcement Action");

6.2.2 if BAT decides, in its discretion, to institute proceedings, it may do so in its name alone or in the name of BAT (and/or any BAT Group Company) and/or with OGI (provided that OGI shall only be named in any such proceedings with OGI's prior written consent);

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6.2.3 BAT (or any applicable BAT Group Company) shall have exclusive control over, and conduct of, all claims, disputes, proceedings and settlements;

6.2.4 OGI shall not make any admissions, other than to BAT;

6.2.5 BAT (or any applicable BAT Group Company) shall bear the costs and expenses of any such Enforcement Action (including any IP Costs);

6.2.6 OGI shall provide to BAT, upon BAT's reasonable request, any assistance, information and/or instructions which BAT may reasonably require to allow BAT to take any Enforcement Action contemplated by this Clause 6.2 or in the conduct of any such claims or proceedings, at reasonable cost and expense to be borne by BAT (or one of BAT's Group Companies); and

6.2.7 BAT shall provide to OGI, upon OGI's reasonable request, such information as BAT is not prevented by law or any obligations of confidentiality from disclosing to OGI, in respect of any such Enforcement Action.

6.3 In the event that BAT or one of BAT's Group Companies does not:

6.3.1 initiate any relevant Enforcement Action in respect of Intellectual Property Rights comprised within the PDC Developed Foreground IP within sixty (60) days of notification of the relevant matter under Clause 6.1; or

6.3.2 initiates, but decides not to proceed with, any such Enforcement Action in respect of Intellectual Property Rights comprised within PDC Developed Foreground IP,

OGI shall have the right to (but shall not be obliged to) initiate and/or proceed with any such Enforcement Action as OGI determines is necessary, to the extent that there will otherwise be some detriment to OGI's business or commercial interests, in OGI's absolute discretion. OGI shall not institute any claim, registry proceedings or other legal proceedings in respect of the PDC Developed Foreground IP, save as permitted by this Clause 6.3 or as otherwise expressly authorised in writing by BAT.

6.4 In the event that OGI elects to proceed with any Enforcement Action pursuant to its rights under Clause 6.3:

6.4.1 OGI shall do so in its name alone, with BAT (or any of BAT's Group Companies) being unnamed in any such Enforcement Action, to the fullest extent possible under Applicable Laws;

6.4.2 OGI shall have exclusive control over, and conduct of, all such claims and proceedings;

6.4.3 BAT shall not make any admissions, other than to OGI;

6.4.4 OGI shall bear the costs and expenses of initiating or continuing any such Enforcement Action (including any IP Costs);

6.4.5 BAT shall provide to OGI, upon OGI's reasonable request, any assistance, information and/or instructions which BAT is not prevented by law or any obligations of confidentiality from disclosing to OGI and which OGI reasonably requires to allow OGI to take or continue any Enforcement Action contemplated by Clause 6.2 or in the conduct of any such claims or proceedings, at reasonable cost and expense to be borne by OGI (or one of OGI's Group Companies);

6.4.6 OGI shall provide to BAT, upon BAT's reasonable request, such information as OGI is not prevented by law or any obligations of confidentiality from disclosing to BAT, in respect of any such Enforcement Action; and

6.4.7 OGI shall reimburse to BAT all costs incurred by BAT (or any of BAT's Group Companies) relating to any Enforcement Action contemplated or taken by OGI pursuant to Clauses 6.3 and 6.4.

6.5 Any sums recovered in any action taken by either of BAT or OGI (or any of their respective Group Companies on their behalf) pursuant to Clauses 6.2 or 6.3 (respectively, the "Enforcing Party") shall: (i) first be applied to pay the IP Costs incurred by the other Party in providing the assistance and cooperation provided for under Clauses 6.2.6 and 6.4.5; (ii) secondly, applied to pay the IP Costs incurred by the Enforcing Party, for its own account; and (iii) to the extent any sums remain after those payments have been made, shall be shared pro-rata between the Parties, to reflect their respective business losses.

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7. FINANCIAL CONTRIBUTIONS

In respect of payments to be made by one Party to the other under this Agreement, the provisions of Clauses 10.6 to 10.12 of the Collaboration Agreement (Funding and Invoicing), inclusive, shall apply mutatis mutandis, as if set out in this Agreement.

8. NOTIFICATION AND CONSULTATION RELATING TO ENFORCEMENT ACTIONS

The Parties shall keep each other reasonably informed of any Prosecution Action, Enforcement Action and any action undertaken pursuant to Clause 5 (Supplementary Protection Certificates), through scheduled meetings of the PDC Steering Group and prescribed periodic reporting of all material developments in connection with the same.

9. LIMITATION OF LIABILITY

9.1 Nothing in this Agreement shall constitute any representation or warranty by either Party that:

9.1.1 any PDC Developed Foreground IP is valid or relevant to the Future Cannabis Products or the Development Activities;

9.1.2 any application for registration of any PDC Developed Foreground IP shall proceed to grant or, if granted, shall be valid; or

9.1.3 the exercise by OGI of the Licences granted to it will not infringe the rights (including Intellectual Property Rights) of any person.

9.2 To the fullest extent permitted by law:

9.2.1 BAT shall not be liable to OGI for any costs, expenses, loss or damage (whether direct, indirect or consequential and whether economic or other) arising out of the way in which BAT, any of BAT's applicable Group Companies, or any of its or their employees, consultants or agents chooses to exercise its discretion relating to any of the activities under Clauses 4.1, 4.4 or 6.2, provided that it has complied with its obligations under this Agreement; and

9.2.2 any warranties, conditions and other terms implied by statute or common law are excluded from this Agreement, except as expressly provided in this Agreement.

9.3 Nothing in this Agreement shall have the effect of excluding or limiting any liability for death or personal injury caused by negligence or for fraud (including fraudulent misrepresentation).

9.4 The provisions of this Clause 9 shall remain in effect notwithstanding termination or expiry of this Agreement.

10. SUB-LICENSING

10.1 Subject to Clause 12 (Restrictive Covenants), the terms of the Collaboration Agreement and the provisions set out in Schedule 7 thereof, OGI shall have the right to grant to: (i) any Group Company of OGI; and (ii) any other person (including any subcontractor) (each a "Sub- Licensee"), a sub-licence of any of its rights under this Agreement for the purposes of assisting with any Commercialisation Activities OGI sees fit to undertake, provided that:

10.1.1 prior to granting any such sub-licence under part (ii) above, for the purposes of permitted Commercialisation Activities, OGI shall enter into discussions with BAT, in good faith, regarding the terms on which BAT may seek exclusive rights to the applicable PDC Developed Foreground IP in any particular market(s) (provided that such obligation upon OGI shall not require OGI to continue such discussions, where doing so may risk impeding OGI's ability to conclude an available sub- licensing opportunity);

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10.1.2 all sub-licences granted shall terminate automatically on termination or expiry of this Agreement;

10.1.3 in the event that any Sub-Licensee is subject to a Change of Control in favour of a BAT Competitor, OGI shall procure that the sub-licence granted to it pursuant to this Clause 10 shall terminate immediately on, or prior to, such Change of Control taking effect, with failure to do so constituting a Material Breach by OGI and subject to the terms of Clause 13 (Duration, Termination and Effect of Termination);

10.1.4 OGI shall be liable for all acts and omissions of any Sub-Licensee; and

10.1.5 any Sub-Licensee shall first enter into an agreement with OGI in writing and containing terms equivalent to the terms of this Agreement, information in respect of and/or a copy of which OGI shall provide to BAT upon reasonable request and subject to Applicable Laws, and OGI agrees to monitor the Sub-Licensee's compliance with such agreement and, if necessary, promptly enforce such agreement either on its own motion or at the request of BAT.

11. ASSIGNMENT AND OTHER DEALINGS

11.1 Subject to Clauses 10 (Sub-Licensing), 11.3.2 and 12 (Restrictive Covenants), OGI shall not, without the prior written consent of BAT (such consent not to be unreasonably withheld or delayed), assign, transfer, dispose of, create any Encumbrance in relation to or deal in any other manner with any of its rights or obligations (in whole or in part) under this Agreement and, where BAT grants consent to any such dealing, only provided that the assignee, transferee, mortgagee, chargee or other relevant party undertakes in writing to BAT to be bound by the obligations of OGI under this Agreement.

11.2 Subject to Clause 11.3 and 12 (Restrictive Covenants), BAT may at any time and without the consent of OGI assign, transfer, dispose of, create any Encumbrance in relation to or deal in any other manner with:

11.2.1 any of its rights or obligations (in whole or in part) under this Agreement; and/or

11.2.2 the PDC Developed Foreground IP (in whole or in part), to:

11.2.3 any BAT Group Company, provided that BAT shall notify OGI as soon as possible after any such dealing and include particulars of the assignee, mortgagee, chargee or other party; and/or

11.2.4 subject to Clause 11.3, any third party (each such assignment, transfer or disposal being a "Third Party Assignment"),

in each case without requiring the consent of OGI and provided that OGI's rights under this Agreement shall continue and the assignee, transferee, mortgagee, chargee or other relevant third party undertakes in writing to OGI to be bound by the obligations of BAT under this Agreement.

11.3 [Redacted]

11.3.1 [Redacted]

11.3.2 [Redacted]

11.4 [Redacted]

11.4.1 [Redacted]

11.4.2 [Redacted]

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11.4.3 [Redacted]

11.5 [Redacted]

11.6 Notwithstanding Clause 3 (Confidentiality) of this Agreement, but subject, in each case, to the obligations under Clauses 14.1; 14.3 and 14.5 of the Collaboration Agreement (as incorporated into this Agreement by reference, pursuant to Clause 3.1), either Party when assigning or dealing with any or all of its rights under this Agreement may disclose to a permitted proposed assignee, transferee, mortgagee, chargee or other relevant party any information in its possession that relates to this Agreement, the other Project Agreements or their subject matter, the negotiations relating to it and the other Party which is reasonably necessary to disclose for the purposes of the proposed assignment or other dealing, provided that no disclosure pursuant to this Clause 11.6 shall be made until notice of the identity of the proposed assignee, transferee, mortgagee, chargee or other relevant party has been given to the other Party, and takes into account the reasonable requests of the other Party in relation to such disclosure.

11.7 Each Party confirms it is acting on its own behalf and not for the benefit of any other person.

11.8 Save as otherwise permitted under this Clause 11, this Agreement shall be personal to each of the Parties but shall bind and enure to the benefit of permitted successors in title and permitted assignees of each Party. Each Party shall and shall procure that any successor or permitted assign of such Party is notified of the terms of this Agreement.

11.9 Each Party shall, and shall procure that its Group Companies shall, upon reasonable request from the other Party, execute, or use Commercially Reasonable Efforts to procure the execution of, any agreements or other instruments (including any supplement or amendment to this Agreement) which may be reasonably required in order to give effect to or perfect any permitted assignment, transfer, mortgage, charge, trust or other dealing referred to in this Clause 11.

12. RESTRICTIVE COVENANTS

The provisions of Clause 17 of the Collaboration Agreement (Restrictive Covenants) shall apply mutatis mutandis, as if set out in this Agreement.

13. DURATION, TERMINATION AND EFFECT OF TERMINATION

13.1 This Agreement shall come into force on the Effective Date and, unless terminated earlier in accordance with Clause 18 of the Collaboration Agreement (Duration and Termination), shall remain in force for the Term and the provisions of Clauses 18 (Duration and Termination) and 19 (Effect of Termination) of the Collaboration Agreement shall apply mutatis mutandis, as if set out in this Agreement.

13.2 The expiry or termination of this Agreement, for any reason, shall not affect any provision of the Project Agreements which is expressed to survive or operate in the event of expiry or termination, in addition to Clauses 1 (Definitions and Interpretation), 3 (Confidentiality); 4.3 (Protection and Maintenance of PDC Developed Foreground IP); 7 (Financial Contributions); 9 (Limitation of Liability); 10.1.2 (Sub-Licensing); 14 (Further Assurance); 18 (Severance); 20 (Third Party Rights); 21 (No Partnership or Agency); 22 (Non-Solicitation); 23 (Notices); 24 (Service of Process); 27 (Inadequacy of Damages); 28 (Dispute Resolution Procedure); and 29 (Governing Law) of this Agreement, and shall be without prejudice to the provisions of this Clause 13 and to any rights of either Party under this Agreement or any of the other Project Agreements which may have accrued by, at, or up to, the date of such expiry or termination.

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13.3 The provisions of Clause 13.2 shall remain in effect notwithstanding termination or expiry of this Agreement.

14. FURTHER ASSURANCE

Save as stated otherwise in this Agreement, at its own cost and expense, each Party shall, and shall use Commercially Reasonable Efforts to procure that any necessary third party shall, promptly execute such documents and perform such acts as may reasonably be required for the purpose of giving full effect to this Agreement.

15. WAIVER

No failure or delay by a Party to exercise any right or remedy provided under this Agreement or by law shall constitute a waiver of that or any other right or remedy, nor shall it preclude or restrict the further exercise of that or any other right or remedy. No single or partial exercise of such right or remedy shall preclude or restrict the further exercise of that or any other right or remedy.

16. ENTIRE AGREEMENT

16.1 Together with the Investor Rights Agreement, the Subscription Agreement, the Collaboration Agreement and the Background IP Licence, this Agreement and the documents referred to in it constitute the whole Agreement between the Parties and supersede any previous agreement between the Parties relating to its subject matter.

16.2 Each of the Parties acknowledges that, in entering into this Agreement, it has not relied on, and shall have no right or remedy in respect of, any statement, representation, assurance or warranty (whether negligently or innocently made) other than as expressly set out in the Project Agreements.

16.3 Nothing in this Clause 16 shall limit or exclude any liability for fraud (including fraudulent misrepresentation).

17. VARIATION

No variation of this Agreement shall be effective unless it is in writing (which shall not include email) and signed by the Parties (or their authorised representatives).

18. SEVERANCE

18.1 If any provision or part-provision of this Agreement is or becomes invalid, illegal or unenforceable, it shall be deemed deleted, but that shall not affect the validity and enforceability of the rest of this Agreement.

18.2 If any provision or part-provision of this Agreement is deemed deleted under Clause 18.1, the Parties shall negotiate in good faith to agree a replacement provision that, to the greatest extent possible, achieves the intended commercial result of the original provision.

19. COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall constitute an original of this Agreement, but all the counterparts shall together constitute the same Agreement. No counterpart shall be effective until each Party has executed at least one counterpart.

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20. THIRD PARTY RIGHTS

20.1 The Group Companies and Representatives of each Party may enforce all Clauses of this Agreement pursuant to which they are granted rights (whether expressly or by implication), in accordance with the Contracts (Rights of Third Parties) Act 1999 (the "Act").

20.2 Except as provided in Clause 20.1, no person other than a Party to this Agreement, and their respective successors and permitted assigns, shall have any rights to enforce any term of this Agreement, whether under the Act or otherwise.

20.3 The rights of the Parties to rescind or vary this Agreement are not subject to the consent of any other person.

21. NO PARTNERSHIP OR AGENCY

Nothing in this Agreement is intended to, or shall be deemed to, establish any partnership or joint venture between the Parties, constitute either Party the agent of the other Party, nor authorise either Party to make or enter into any commitments for or on behalf of the other Party.

22. NON-SOLICITATION

Each Party agrees that it shall not (and shall procure that no member of its Group shall), without the prior written consent of the other Party, during the Term and for a period of  six

(6) months following its termination, solicit or induce any director, officer, employee, agent or contractor of the other Party or any of its Group, involved with the Development Activities or the rights and obligations granted under this Agreement, to terminate their employment or engagement with the other Party or such member of its Group (as applicable). This Clause shall not prevent any Party nor any of its Group Companies from considering or accepting the application of any person who: (i) independently initiates employment or engagement discussions without any prior direct or indirect solicitation; or (ii) is recruited solely through the placing of a public advertisement of a post available to a member of the public generally or solely through an employment agency (provided that neither the relevant Party nor any of its Group Companies encouraged the agency to approach the relevant individual).

23. NOTICES

23.1 Any notice required to be given under this Agreement shall be in writing and shall be delivered personally, or sent by prepaid first-class post or recorded delivery or by commercial courier, to each Party required to receive the notice at its address as set out below:

23.1.1 BAT: James Barrett, Head of M&A, at Globe House, 4 Temple Place, London WC2R 2PG; [Redacted]; and

23.1.2 OGI: Greg Engel at 333 Bay Street, Suite 1250, Toronto, Ontario; [Redacted], with a copy to Neill May at 333 Bay Street, Suite 3400, Toronto, Ontario; [Redacted],

or as otherwise specified by the relevant Party by notice in writing to the other Party.

23.2 Any notice shall be deemed to have been duly received:

23.2.1 if delivered personally, when left at the address and for the contact referred to in Clause 23.1;

23.2.2 if sent by prepaid first-class post or recorded delivery, at 9.00 am on the Business Day after posting;

23.2.3 if delivered by commercial courier, on the date and at the time that the courier's delivery receipt is signed; or

23.2.4 if delivered by email (where permitted), four (4) hours after the time at which the email is sent (in the time zone of the postal address specified for the recipient in Clause 23.1) to the email address(es) specified for that Party in Clause 23.1, provided that the sender does not within that four (4) hour period receive a delivery failure or delay notification in respect of the email address (or, if more than one email address is specified for that Party, in respect of all of the email addresses).

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23.3 Unless otherwise stated herein, a notice required to be given under this Agreement shall be validly given if sent by e-mail.

24. SERVICE OF PROCESS

Each Party agrees that, without preventing any other mode of service, any documents in an action (including any claim form or other originating process or any third or other party notice) may be served on any Party by being delivered to or left for that Party at its address for service of notices under Clause 23.1 and each Party undertakes to maintain such an address for service and to notify the other Party in advance of any change from time to time of the details of such address in accordance with the manner prescribed for service of notices under this Clause 24.

25. STATEMENTS AND ANNOUNCEMENTS

25.1 Subject always to Clause 3 (Confidentiality), save in respect of statements that may be objectively considered to be fair, legitimate and not malicious or that constitute lawful comparative advertising, neither Party shall make, publish or cause to be published any statement or do or say anything that may harm or otherwise damage or be detrimental to the other Party or the other Party's Group.

25.2 No Party, nor any of a Party's Group Companies, shall release any announcement or despatch any circular relating to this Agreement, unless the form and content of such announcement or circular have been submitted to, and agreed by, the other Party. Subject always to Clause 3 (Confidentiality), nothing in this Clause 25 shall prohibit any Party from making any announcement or despatching any circular as required by law or regulation or any Regulatory Authority, in which case, the announcement shall only be released or the circular despatched after consultation with the other Party and after taking into account the reasonable requirements of the other Party as to the contents of such announcement or circular. Notwithstanding the foregoing, either Party may release or despatch any announcement or circular previously approved by the other Party for use publicly: (i) where required to comply with Applicable Laws; (ii) for corporate governance purposes; or (iii) for the purposes of engagement with investors, provided, in each case, that the content thereof is not amended or altered and that the republication is not rendered inaccurate or misleading by a change of circumstances or the effluxion of time.

26. COMPLIANCE WITH LAWS AND REGULATIONS

26.1 Each Party shall observe and abide by, and shall require its Group Companies and Representatives to observe and abide by, all Applicable Laws as may apply in relation to the matters contemplated by this Agreement, including any Approvals, both before and after the Approval. Neither Party shall do anything or omit to do anything which will cause the other to be in breach of any Applicable Laws, Regulatory Approval or regulations which have been notified by the other Party.

26.2 Each Party shall (and shall use Commercially Reasonable Efforts to procure that any of its applicable Group Companies and Representatives shall):

26.2.1 comply with all applicable laws, statutes, regulations, and codes relating to anti- bribery and anti-corruption including but not limited to the Bribery Act 2010, OFAC and the BAT Group's Standards of Business Conduct, a true, correct and complete copy of which has been provided by or on behalf of BAT to OGI prior to the Effective Date and, insofar as such Standards may be amended thereafter, as notified by BAT to OGI from time to time during the Term and insofar as they may reasonably be deemed not to be in conflict with other mandatory legal or regulatory requirements to which the Party in question is subject (together, the "Relevant Requirements");

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26.2.2 not engage in any activity, practice or conduct which would constitute an offence under sections 1, 2 or 6 of the Bribery Act 2010 if such activity, practice or conduct had been carried out in the UK;

26.2.3 have and shall maintain in place throughout the Term its own policies and procedures including, but not limited to, adequate procedures under the Bribery Act 2010, to ensure compliance with the Relevant Requirements; and

26.2.4 promptly report to the other Party any request or demand for any undue financial or other advantage of any kind received by the Party in connection with the performance of this Agreement.

26.3 OGI acknowledges and agrees that the exercise of the rights granted to it under the Licences is subject to all Applicable Laws in the Territory, codes of practice, Good Industry Practice and the Approvals, and OGI understands and agrees that it shall at all times be solely liable and responsible for such due observance and performance of all (or the highest) of these.

26.4 For the avoidance of doubt, either Party's acceptance or approval of any action taken by or on behalf of the other Party under this Agreement shall not be construed to mean that the Party has considered the application of, or compliance with, any Applicable Law, Approval or other requirement.

27. INADEQUACY OF DAMAGES

Without prejudice to any other rights or remedies that the other Party may have, each Party acknowledges and agrees that damages alone would not be an adequate remedy for any breach of the terms of this Agreement by the other Party. Accordingly, each Party shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the terms of this Agreement.

28. DISPUTE RESOLUTION PROCEDURE

28.1 If a Dispute arises then, except as expressly provided in this Agreement, the Parties shall follow the dispute resolution procedure set out in this Clause 28.1 (save in the circumstances of Clause 11.5, which expressly provides for the use of an independent accountant):

28.1.1 either Party shall give to the other Party written notice of the Dispute, setting out its nature and full particulars ("Dispute Notice"), together with relevant supporting documents. On service of the Dispute Notice, the PDC Steering Group shall attempt in good faith to resolve the Dispute; and

28.1.2 if the PDC Steering Group is for any reason unable to resolve the Dispute, or fails to meet, within thirty (30) days of service of the Dispute Notice, the Dispute shall be referred to the Head of M&A for BAT and Chief Executive Officer of OGI, who shall attempt in good faith to resolve it.

28.2 Subject to Clause 28.3 and without prejudice to the right to terminate this Agreement pursuant to Clause 13 (Duration, Termination and Effect of Termination), if the Head of M&A for BAT and Chief Executive Officer of OGI are for any reason unable to resolve the Dispute, or fail to meet, within thirty (30) days of it being referred to them, any Dispute shall be referred to and finally resolved by confidential, binding arbitration under the Rules of Arbitration of the International Chamber of Commerce (the "ICC Rules"), which ICC Rules are deemed incorporated into this Agreement, in accordance with the following sub-clauses:

28.2.1 the number of arbitrators shall be three (3);

28.2.2 the language of the arbitration shall be English;

28.2.3 the arbitration agreement shall be governed by the laws of England and Wales;

28.2.4 each Party shall nominate one (1) arbitrator, and the two (2) arbitrators nominated by the Parties shall within thirty (30) calendar days of the nomination of the second arbitrator agree upon a third arbitrator who shall act as Chairman of the Tribunal;

28.2.5 the place of the arbitration shall be New York, United States;

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28.2.6 judgment upon any award rendered by the arbitrators may be entered in any court of competent jurisdiction.

28.3 Disputes arising under or in connection with one or more of the Project Agreements at the same time shall be consolidated into a single arbitration, in accordance with the terms of Clause 28.2.

28.4 Nothing contained in this Agreement shall deny either Party the right to seek injunctive, equitable or other interim relief from a court of competent jurisdiction in the context of an emergency or prospective irreparable harm, and such an action may be filed and maintained notwithstanding any ongoing dispute resolution discussions or arbitration proceedings under Clauses 28.1 or 28.2.  In addition:

28.4.1 either Party may bring an action in any court of competent jurisdiction to resolve any Dispute pertaining to the ownership, validity, construction, scope, enforceability, infringement or other violations of the PDC Developed Foreground IP; and

28.4.2 either Party may bring an action in the courts of England and Wales to resolve any Dispute arising under, out of or relating to the Agreement's formation, validity, binding effect or interpretation, and no such matter shall be subject to arbitration pursuant to this Clause 28.

29. GOVERNING LAW

This Agreement and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the law of England and Wales.

This Agreement has been entered into on the Effective Date.

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SIGNED by	)
John R. Whitener	)
for and on behalf of	)
BT DE INVESTMENTS INC.	)	/s/ "John R. Whitener" "……………………………..……………………
	)	Treasurer

SIGNED by	)
Greg Engel	)
for and on behalf of	)
ORGANIGRAM INC.	)	/s/ "Greg Engel"
	)	Director